As Filed with the United States Securities and Exchange
               Commission on January 30, 1995
                  Registration No. 33-57505
________________________________________________________________________

      UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C. 20549
                   _______________________

                       AMENDMENT NO. 1
                         TO FORM S-2

                   REGISTRATION STATEMENT
                            Under
                 THE SECURITIES ACT OF 1933

                       ROUNDY'S, INC.
   (Exact name of Registrant as specified in its charter)

           WISCONSIN                    39-0854535
(State or other jurisdiction of         (I.R.S. Employer
incorporation or organization)          Identification No.)

                     23000 Roundy Drive
                 Pewaukee, Wisconsin  53072
                   Telephone: (414) 547-7999
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Mr. Robert D. Ranus
         Vice President and Chief Financial Officer
                       Roundy's, Inc.
                     23000 Roundy Drive
                     Pewaukee, WI 53072
   (Name, address, including zip code and telephone number, including area code, of agent for service)

                       With Copies to:

                 Andrew J. Guzikowski, Esq.
                Whyte Hirschboeck Dudek S.C.
            111 East Wisconsin Avenue, Suite 2100
                 Milwaukee, Wisconsin 53202
                  Telephone: (414) 273-2100

     Approximate date of commencement of proposed sale to the public: As promptly as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. X

     If the registrant elects to deliver its latest annual
report to security holders or a complete and legible
facsimile thereof, pursuant to Item 11(a)(1) of this Form,
check the following box. __
_____________________________________________________________________



                    CROSS REFERENCE SHEET
          Pursuant to Item 501(b) of Regulation S-K
                           between
         Prospectus and Items in Part I of Form S-2


Item Number and Caption                           Prospectus Caption
- -----------------------                           ------------------
1.   Forepart of the Registration
     Statement and Outside Front
     Cover Page of Prospectus..................   (Cover Page)

2.   Inside Front and Outside Back
     Cover Pages of Prospectus.................   Available
                                                  Information;
                                                  Incorporation of
                                                  Certain Documents
                                                  by Reference;
                                                  Table of Contents

3.   Summary Information, Risk Factors
     and Ratio of Earnings to Fixed Charges....   Prospectus
                                                  Summary;
                                                  Factors to be
                                                  Considered

4.   Use of Proceeds...........................   Use of
                                                  Proceeds

5.   Determination of Offering Price...........   Terms of Offering

6.   Dilution..................................   Not Applicable

7.   Selling Security Holders..................   Not Applicable

8.   Plan of Distribution......................   Plan of
                                                  Distribution

9.   Description of Securities
     to be Registered..........................   Description of
                                                  Stock

10.  Interests of Named Experts and Counsel....   Voting Trust

11.  Information With Respect to
     the Registrant............................   The Company;
                                                  Financial
                                                  Statements;
                                                  Selected
                                                  Financial
                                                  Information;
                                                  Management's
                                                  Discussion and
                                                  Analysis of
                                                  Results of
                                                  Operations and
                                                  Financial
                                                  Condition;
                                                  Management

12.  Incorporation of Certain
     Information by Reference..................   Incorporation of
                                                  Certain Documents
                                                  By Reference

13.  Disclosure of Commission
     Position on Indemnification
     for Securities Act Liabilities............   Indemnification

 PROSPECTUS
                           ROUNDY'S, INC.
                         23000 Roundy Drive
                        Pewaukee, Wisconsin 53072

         4,000 Shares Class A (Voting) Common Stock
         300,000 Shares Class B (Non-voting) Common Stock

     Roundy's, Inc. ("Roundy's") hereby offers from time to time shares of Class A Common Stock ("Class A Common") and Class B Common Stock ("Class B Common") (together "Roundy's Stock") at an offering price per share equal to the Book Value per share of Roundy's outstanding stock at the end of the fiscal year prior to the year of purchase, adjusted for subsequent stock dividends and stock splits. This offer is being made exclusively to certain persons purchasing for investment who are engaged in the operation of retail food stores and who are customers of Roundy's, and to the Directors and certain key employees of Roundy's and Trustees of the Roundy's, Inc. Voting Trust. Each share of Class A Common is entitled to one (1) vote on all matters on which the stockholders of Roundy's have voting rights. The Class B Common has no voting rights except as provided by law. See "DESCRIPTION OF STOCK." Purchasers of Class A Common must purchase exactly 100 shares for each retail food store operated by such purchaser. The number of shares of Class B Common which may be purchased is limited pursuant to certain policies adopted by Roundy's Board of Directors. See "TERMS OF OFFERING" and Exhibit E attached hereto. This Prospectus also relates to shares of Class B Common which may be issued to stockholder-customers of Roundy's as part of a patronage dividend (see "THE COMPANY--Payment of Patronage Dividends") and in exchange for shares of Class A Common held by stockholdercustomers of Roundy's who have ceased to do business with Roundy's. See "EXCHANGE OF CLASS A COMMON FOR CLASS B COMMON."

          This offering is not underwritten. There can be no assurance that all or any part of the securities offered hereby will be sold. The transfer of shares is restricted and there is and will be no market for Roundy's Stock.

 CERTAIN CONSIDERATIONS RELATED TO THE SECURITIES OFFERED HEREBY ARE
                DISCUSSED UNDER "FACTORS TO BE CONSIDERED"

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE
COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


- -----------------------------------------------------------------------
                            Underwriting      Aggregate
                 Price to   Discounts and    Proceeds to
                 Public(1)   Commissions       Company
_______________________________________________________________________

Class A Common Book Value       None         $   309,600
_______________________________________________________________________

Class B Common Book Value       None         $23,220,000

- -----------------------------------------------------------------------



(1) The offering price per share is equal to the Book Value per share of Roundy's outstanding stock at the end of the fiscal year prior to the year of purchase, adjusted for subsequent stock dividends and stock splits. The Book Value per share of Roundy's Stock at December 31, 1994, was $77.40.

        The date of this Prospectus is May __, 1995.

                      TABLE OF CONTENTS
Items                                                          Page

Available Information.........................................   i
Incorporation of Certain Documents by Reference...............  ii
Prospectus Summary............................................   1
Factors to be Considered......................................   4
Market for Roundy's Stock and Related Stockholder Matters.....   6
Plan of Distribution..........................................   7
Terms of Offering.............................................   7
Use of Proceeds...............................................  10
Exchange of Class A Common for Class B Common.................  10
Repurchase of Shares..........................................  10
Capitalization................................................  13
Selected Financial Information................................  14
Management's Discussion and Analysis of
  Results of Operations and Financial Condition...............  15
The Company...................................................  18
Management....................................................  28
Description of Stock..........................................  30
Voting Trust..................................................  32
Legal Matters.................................................  34
Experts.......................................................  34
Indemnification...............................................  34
Index to Financial Statements................................. F-1
Exhibit A - Subscription Agreement............................ A-1
Exhibit B - Buying Deposit Agreement.......................... A-2
Exhibit C - Article V of the By-Laws.......................... A-4
Exhibit D - Policy Relating to Redemption of Stock by
            Inactive Customer Shareholders and Former
            Employees ........................................ A-6
Exhibit E -Policy Regarding Issuance and Sales of Roundy's,
            Inc. Stock .......................................A-12

     No person has been authorized to give any information or make any representations other than as contained in this Prospectus in connection with the offering described herein. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, to any person in any state in which it is unlawful to make such offer or solicitation. The delivery of this Prospectus at any time does not imply that there has been no change in the affairs of the Company subsequent to its date of issue.

                    AVAILABLE INFORMATION

     Roundy's is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 5th Street N.W., Judiciary Plaza, Washington, D.C. 20549 and at the Commission's regional offices at Room 1204, Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, Illinois 60604 and at Room 1102, Federal Building, 26 Federal Plaza, New York, New York 10007, and copies of such material can be obtained from the Public Reference Section of the Commission at 450 5th Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. The Company will furnish annual reports to its stockholders within 120 days after the end of each fiscal year, which will include financial statements examined and reported on by independent certified public accountants.


     Roundy's has filed a Registration Statement under the Securities Act of 1933, as amended, with respect to the issuance of the shares of Roundy's Stock offered hereby.
For further information, reference is made to such Registration Statement, of which this Prospectus is a part, and to the exhibits thereto, which are listed in such Registration Statement.

     INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This Prospectus incorporates certain documents by reference which are not delivered herewith. The following documents filed with the Commission under the 34 Act (Commission File No. 2-66296) are incorporated herein by reference but are not delivered herewith:

     (a)  Roundy's annual report filed with the
     Commission on Form 10-K for the fiscal year ended
     December 31, 1994 (the "1994 Form 10-K");

     (b)  Roundy's current report filed with the
     Commission on Form 8-K dated October 14, 1994;

     (c)  Roundy's current report filed with the
     Commission on Form 8-K dated November 21, 1994; and

     (d)  All other reports filed pursuant to Section
     13(a) or 15(d) of the 34 Act since the end of the fiscal year covered by the annual report referred to in (a), above.

     Roundy's will provide, without charge to each person to whom this Prospectus is delivered, a copy of any or all of such documents (other than exhibits to such documents which are not specifically incorporated by reference into the text of such documents) upon the oral or written request of such person. Any such request should be directed to: Roundy's, Inc., 23000 Roundy Drive,
Pewaukee, Wisconsin 53072, Attention:  Robert D. Ranus,
Telephone:  (414) 547-7999.

  Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus and investors should rely on such modified, superseded or replaced information and not on the information contained in the documents incorporated by reference.

                           ii


                   PROSPECTUS SUMMARY

     The following is a brief summary of certain
information contained elsewhere in this Prospectus.  The
summary is necessarily incomplete and selective and is
qualified in its entirety by the detailed information
and financial statements appearing elsewhere and
incorporated by reference herein.
                  ____________________

Factors to be Considered

  An investment in Roundy's Stock is subject to certain risks, which should be carefully considered by investors. See "FACTORS TO BE CONSIDERED."

The Company and Its Business

   Roundy's, Inc. and its subsidiaries (collectively the "Company") are engaged principally in the wholesale distribution of food and non-food products to supermarkets and warehouse food stores located in Wisconsin, Illinois, Michigan, Indiana, Ohio, Iowa,
Kentucky, Missouri, Pennsylvania, Tennessee, Virginia and West Virginia. References in this Prospectus to the "Company" mean Roundy's, Inc. and its subsidiaries.
References in this Prospectus to "Roundy's" mean
Roundy's, Inc. excluding its subsidiaries. The Company also owns and operates ten retail warehouse food stores under the name "Pick 'n Save," one limited assortment store under the name "Mor For Less" and four conventional stores under the name "Cardinal Food
Gallery" or "Buy Low Foods." The Company provides various ancillary services, including financial, engineering, advertising, accounting, insurance and promotional services to its retail customers. The
Company services approximately 961 retail grocery stores. See "THE COMPANY" and "MANAGEMENT'S DISCUSSION
AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
CONDITION."

Basic Distinctions Between Classes of Stock; Voting Trust

   The issued and outstanding shares of Roundy's Stock are divided into two classes: Class A Common, having voting rights on all matters submitted to a vote of stockholders, and Class B Common, having no voting rights other than those provided by law.

     Approximately 66% of Roundy's Stock (including 100%
of the outstanding Class A Common) is owned by the
owners of 140 retail grocery stores serviced by Roundy's.
The balance of the Company's customers are independent
grocers which do not own any Roundy's Stock.   Ownership
of Class A Common is limited to 100 shares for each retail food store operated by the stockholder customer (or a corporation which the stockholder-customer controls).
There are also certain restrictions on the number of shares of Class B Common which a stockholder may own, pursuant to the terms of certain policies adopted by Roundy's Board of Directors. These policies may be changed at any time. See
"Basic Features of Offering" below and "TERMS OF OFFERING."
Class B Common shares have been, and it is anticipated that they will continue to be, distributed in payment of patronage dividends declared to stockholdercustomers, if and when any such patronage dividends are declared. See
"Basic Features of Offering" below. While dividends, other than patronage dividends, may be paid on either class of Roundy's Stock, it is not anticipated that any such dividends will be paid in the foreseeable future.
See "MARKET FOR ROUNDY'S STOCK AND RELATED STOCKHOLDER
MATTERS" below. In the event of the liquidation of Roundy's, shares of Class A Common and Class B Common will share ratably in the net assets of the Company.
See "DESCRIPTION OF STOCK."

   All Class A Common outstanding on the date of this Prospectus is owned of record by the Trustees of the Roundy's, Inc. Voting Trust. Roundy's will request, but not require, all purchasers of Class A Common offered hereby to deposit such shares in the Voting Trust in exchange for Voting Trust Certificates. See "VOTING
TRUST."

                            1

Basic Features of Offering

   The offering price of shares offered hereunder is the Book Value per share of outstanding shares of such stock as reflected on the Company's audited financial statements ("Book Value") as of the close of the Company's fiscal year prior to the purchase of such stock, adjusted for subsequent stock dividends and stock splits.

     Each customer for whom Roundy's is the primary supplier is required to subscribe for and purchase exactly one hundred (100) shares of Class A Common for each retail store owned by such customer which store is principally supplied by Roundy's (an "Active Customer").

   Shares of Class B Common may be purchased or acquired by stockholder-customers in one of the following ways:

     (1) Subject to the limitations on purchases of Class B Common as described under "TERMS OF
     OFFERING" and Exhibit E, a stockholder-customer may subscribe for shares of Class B Common during three "window" periods each year (consisting of the last two weeks of May, August and November, respectively), pay the full price therefore (Book Value as of the close of the fiscal year prior to subscription) and receive certificates for the shares subscribed for. A stockholder-customer may deposit funds with Roundy's pursuant to a written agreement with Roundy's to fulfill the stockholder-customer's buying deposit requirement. During the three "window" periods, the stockholder-customer may subscribe for shares of Class B Common (within applicable limits) and allocate some or all of such deposited funds to the payment for such shares (at the Book Value as of the close of the fiscal year preceding the year in which such subscription is received). See "TERMS OF OFFERING--Buying Deposits; Application of Deposited Funds."

     (2) A stockholder-customer may acquire shares of Class B Common by receipt of such shares in payment of a portion of a patronage dividend, if and when any such patronage dividends are declared. See "THE COMPANY--Payment of Patronage Dividends."

     (3) Stockholder-customers of Roundy's who cease to do business with Roundy's are required to exchange their Class A Common for Class B Common, on a share for share basis. See "EXCHANGE OF CLASS A COMMON
     FOR CLASS B COMMON."

     In addition, Roundy's may offer shares of Class B Common to its Directors and certain key employees, and to Trustees of the Roundy's, Inc. Voting Trust at a price equal to the Book Value as of the close of the prior fiscal year, or, in the case of key employees, as bonus shares at the discretion of the Board of Directors or pursuant to employees' exercise of stock options.

Use of Proceeds

     The proceeds of this offering will be used for general working capital purposes and for capital expenditures, as required. See
"USE OF PROCEEDS."

Repurchase of Shares

     Roundy's is obligated under its current stock redemption policy as set forth in Exhibit D ("the Stock Redemption Policy") to repurchase shares of Roundy's
Stock upon request made by or on behalf of a stockholder who has terminated or substantially reduced its relationship with Roundy's. This obligation, however, is subject to change should the Stock Redemption Policy be revised and is limited with respect to the aggregate dollar amount of repurchases that may be made at any particular time. With certain exceptions, shares will be repurchased under the Stock Redemption Policy over a five-year period beginning on the first anniversary date of the stockholder-customer's repurchase request. The repurchase price is the Book Value at the end of the fiscal year preceding the date of the actual repurchase. Roundy's is not obligated to repurchase any Roundy's
Stock except under the Stock Redemption Policy as it may be in effect from time to time. The Stock Redemption
Policy may be amended or rescinded at any time by the Board of Directors. See "REPURCHASE OF SHARES."

Summary Financial Data

   The following table sets forth certain data as to the Company for, and as of the end of, each of the last three fiscal years:

                                            Fiscal Years
                             ----------------------------------------
                                1994            1993          1992
(Dollars in Thousands)
Earnings Statement Data:
Net Sales and Service Fees...$2,461,510      $2,480,254   $2,491,293
Earnings Before Patronage
 Dividends and Income Taxes..    11,055          20,053       16,528
Patronage Dividends..........         0           5,301        5,135
Net Earnings....................  6,554           8,028        7,353
Balance Sheet Data:
Total Assets....................404,652         380,092      390,148
Working Capital................. 91,814         113,643      119,153
Long-term Debt (less current
   maturities).................. 88,227         113,045      135,420
Stockholders' Equity(1)......... 90,419          86,066       78,573


     (1) Includes patronage dividends payable in Class B Common of $3,263,000 and $3,210,000 in 1993 and 1992, respectively.
          There were no patronage dividends for 1994 because the Company did not meet the requirement to increase the Book Value of its Common Stock by 10%.

      See "SELECTED FINANCIAL INFORMATION" and "INDEX TO FINANCIAL
      STATEMENTS."


                              3

                  FACTORS TO BE CONSIDERED

Lack of Market for Roundy's Stock

     The shares offered hereby may not be sold or otherwise transferred or pledged by the record holder thereof without Roundy's written consent. Although Roundy's is obligated under its current Stock Redemption Policy to repurchase its shares from a customer which has terminated its business relationship with Roundy's and which tenders such stock for repurchase, this obligation is limited in various respects, including (without limitation) as to the maximum amount which Roundy's will pay for stock repurchases in any fiscal year. Further, the Stock Redemption Policy, and therefore, Roundy's obligation to repurchase shares of Roundy's stock, may be modified or rescinded at any time without prior notice. See "REPURCHASE
OF SHARES."

Limitations on Investment Return

     Although Roundy's may pay patronage dividends to its stockholder-customers in certain circumstances, no assurance can be given as to when or whether patronage dividends will be paid in the future. No patronage dividends were paid for 1994. Roundy's only obligation to pay patronage dividends is that imposed by Article V of its By-Laws (see Exhibit C), and these By-Law provisions may be amended or repealed at any time by Roundy's Board of Directors. There can be no assurance that Roundy's will have in any year sufficient net earnings from Roundy's cooperative business and consolidated net earnings to permit the payment of patronage dividends. See "THE
COMPANY -Payment of Patronage Dividends." Dividends other than patronage dividends have not been paid by Roundy's, and it is not anticipated that any such dividends will be paid. Consequently, owners of Class B
Common who are not stockholder-customers cannot expect to receive any patronage or other dividends of any kind.
Accordingly, a purchaser of the securities offered hereby may be unable to realize a return on its investment, or realize all or a portion of the value of shares purchased, except in the event of the repurchase of such shares by Roundy's, or the liquidation of Roundy's.

Limitations on Purchasers

    This offering is being made only to persons who are engaged in the operation of retail food stores which are customers of Roundy's, and to the Directors and certain key employees of Roundy's, and to Trustees of the Roundy's, Inc. Voting Trust. The amount of Class A
Common (the only class having voting rights and substantially all of which is owned by Roundy's stockholder-customers) which may be purchased by any such person is limited, no person being permitted to own more than 100 shares for each Active Customer operated by such person. The amount of Class B Common which may be purchased is also limited, pursuant to policies adopted by the Board of Directors of Roundy's (which policies may be changed at any time). See "TERMS OF
OFFERING" and Exhibit E attached hereto.

Sale of All Shares Offered Not Assured

     Because (a) there are limitations upon who may purchase shares hereunder and upon how many shares of Class A Common and Class B Common any person may own or purchase, (b) there is uncertainty as to whether future patronage dividends will be paid and, if paid, the amount, if any, that may be paid in shares of Class B
Common, and (c) this offering is not underwritten, there can be no assurance that all or any portion of the shares offered hereby will be sold. See "PLAN OF DISTRIBUTION."

                            4
Limitations on Stockholders' Ability to Elect Directors

     As of the date of this Prospectus, all of the outstanding Class A Common has been deposited in a Voting Trust, the Trustees of which are authorized to vote the shares in their discretion for the election of a majority of Roundy's Directors. Roundy's By-Laws were recently amended to increase the total number of directors from nine to ten, and to increase the number of "Retailer Directors" (that is, Directors who are stockholder-customers of Roundy's) from three to four. Conforming amendments to the Voting Trust are proposed but have not yet been adopted. With respect to the election of three Retailer Directors (one in each year) (following the conforming amendments to the Voting Trust this will be increased to four Retailer Directors, adding an additional one every third year), and on most other matters, the Trustees must vote shares held in the Voting Trust as directed by a vote of the holders of outstanding Voting Trust Certificates (with each share of Class A Common in the Trust entitling the certificate holder thereof to one vote). The seven Trustees of the Voting Trust, one of whom is a Director of Roundy's, may be deemed to be in "control" of the Company. Purchasers of the Class A
Common offered hereby will be requested, but not required, to deposit such shares in the Voting Trust.
Shares of Class A Common deposited in the Voting Trust are subject to a limited right of withdrawal after such shares have been on deposit for five years. See "VOTING TRUST."

Lien on Shares

     Roundy's has a lien on all Roundy's Stock held by its stockholders, whether presently outstanding or issued in the future, as security for the payment, from time to time and as often as the same may become due and payable, of any and all obligations of the owner thereof to the Company. See "DESCRIPTION OF STOCK."

Cooperative Tax Status

     Although Roundy's is incorporated as a Wisconsin business corporation, it has historically operated and anticipates that it will (although it is not obligated to) continue to operate as a cooperative, reporting its tax liability in accordance with rules applicable to corporations operating on a cooperative basis. The applicable laws, regulations, rulings and judicial interpretations do not precisely define a cooperative for income tax purposes. Therefore, no assurance can be given that the cooperative income tax status of Roundy's could not be challenged successfully by the Internal Revenue Service. If such status were to be challenged successfully, Roundy's would incur a significant income tax liability.

Income Tax Liability for Patronage Dividends

   A purchaser of shares will be required to report as
gross income, for federal income tax purposes, the
patronage dividends, if any, distributed by Roundy's to
such purchaser.  Shares of Class B Common issued as a
portion of a patronage dividend must be reported as
income at their full stated dollar amount, along with
cash received as the other portion of such dividends.
Although a minimum of 20% of each recipient's total
annual patronage dividend is required to be paid by
Roundy's in cash, the cash portion may be insufficient,
depending upon the income tax bracket of each recipient,
to provide funds for the full payment of the federal
income tax liability incurred by the recipient with
respect to such patronage dividends.  Shares of Class B
Common distributed as patronage dividends are subject to
state income taxes in Wisconsin, and may be subject to
such taxes in other states.  See "MANAGEMENT'S
DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION" and "THE COMPANY."
                               5
Competition

       The grocery industry, including the wholesale food distribution business, is characterized by intense competition and low profit margins. The Company competes with a number of local and regional grocery wholesalers and with a number of major businesses which market their products directly to retailers, including companies having greater assets and larger sales volume than the Company. The Company's customers and the Company's corporate stores also compete at the retail level with several chain store organizations which have integrated wholesale and retail operations.

   MARKET FOR ROUNDY'S STOCK AND RELATED STOCKHOLDER MATTERS

     The transfer of shares of Class A Common and Class B
Common is restricted and there is no market for Roundy's
Stock. On December 31, 1994 an aggregate of 244 persons held shares of Roundy's Class A and/or Class B Common. There is also no market for Roundy's Voting Trust Certificates and there were 82 holders of such Certificates on December 31, 1994. Except for patronage dividends (see "THE COMPANY--Payment of Patronage Dividends"), no dividends have ever been paid on the Common Stock of Roundy's. There is no intention of paying dividends, other than patronage dividends, in the foreseeable future.












                               6




                     PLAN OF DISTRIBUTION

      The shares offered hereby are being offered only by Roundy's, through its officers, directors and employees.

     Roundy's is primarily concerned with attracting stockholders who can effectively use the services of Roundy's and whose trade with Roundy's will be mutually beneficial. Sale of shares offered hereby is limited primarily to individuals, partnerships or corporations which are engaged in the operation of retail food stores and which purchase merchandise from or through Roundy's. Company employees whose duties consist of sales of merchandise to retail food stores are not authorized to accept stock subscriptions or to sell shares of stock to any person. No salesmen or securities dealers are or ever have been employed for the sale of Roundy's Stock, and no officer, director or employee directly or indirectly receives any commission, bonus, or other separate compensation for sales of Roundy's Stock.

                       TERMS OF OFFERING

Limitation on Offerees and Purchasers

      This offering is limited to individuals, partnerships and corporations engaged in the operation of retail food stores which are Active Customers of Roundy's. Shares of Class B Common may also be sold hereunder to the Directors and certain key employees of Roundy's and to Trustees of the Roundy's, Inc. Voting Trust.

Required Purchases of Class A Common

   Shares of Class A Common offered hereby must be purchased in units of 100 shares. No person may own any Class A Common unless such person owns and operates at least one Active Customer. Each retailer for whom Roundy's is the primary source of supply is required to purchase and own 100 shares of Class A Common for each Active Customer operated by such person. No person may own more than 100 shares of Class A Common for each Active Customer operated by such person.
Under certain policies adopted by Roundy's Board of Directors, there are limits on the number of shares of Class B Common which may be purchased. See "Methods Of Acquiring Shares of Class B Common" below.

Methods of Acquiring Shares of Class B Common

     Shares of Class B Common may be purchased or acquired in one of the following ways:

     (1) A stockholder-customer may subscribe for shares of Class B Common during three "window" periods each year (consisting of the last two weeks of May, August and November, respectively), pay the full price therefor
     (Book Value as of the close of the fiscal year prior to subscription adjusted for subsequent stock dividends and stock splits) and receive certificates for the shares subscribed for. Pursuant to the terms of certain policies which have been adopted by Roundy's Board of Directors as set forth in Exhibit E attached hereto
     (the "Issuance Policy"), the total number of shares that a stockholder customer may purchase in one year is limited to 15% of the stockholder-customer's buying deposit deficit for active customers with a buying deposit deficit, and 5% of the buying deposit for active customers without a buying deposit deficit; provided, that certain new stockholder customers are entitled each year to purchase shares up to 30% of their buying deposit. See "Buying Deposit; Application of Deposited Funds" below and Exhibit E attached hereto.


                              7
     A stockholder-customer may deposit funds with Roundy's pursuant to a written agreement with Roundy's to fulfill the stockholder-customer's buying deposit requirement. During the three "window" periods, the stockholder-customer may subscribe for shares of Class B Common
     (within applicable limits) and allocate some or all of such deposited funds to the payment for such shares (at the Book Value as of the close of the fiscal year preceding the year in which such subscription is received).

     (2) A stockholder-customer may acquire shares of Class B Common by receipt of such shares in payment of a portion of a patronage dividend. There can be no assurance that Roundy's will have in any year sufficient net earnings from Roundy's cooperative business and consolidated net earnings to permit the payment of patronage dividends. See "THE COMPANY-Payment of Patronage Dividends."

     (3) Stockholder-customers of Roundy's who cease to do business with Roundy's are required to exchange their Class A Common for Class B Common, on a share for share basis. See "EXCHANGE OF CLASS A COMMON FOR CLASS B COMMON."

     In addition, Roundy's may offer shares of Class B Common to its Directors and certain key employees, and to Trustees of the Roundy's, Inc. Voting Trust at a price equal to the Book Value as of the close of the prior fiscal year, or, in the case of key employees, as bonus shares at the discretion of the Board of Directors or pursuant to employees' exercise of stock options.

Offering Price

     The offering price of each share of Class A Common and Class B Common is equal to the Book Value as of the close of the previous fiscal year, adjusted for subsequent stock dividends and stock splits. Shares are not sold during any year until the Book Value at the end of the immediately preceding fiscal year has been determined.

      The same value will also be assigned to each share of Class B Common issued as a portion of a patronage dividend. That is, shares, if any, distributed in 1996 (for example) as patronage dividends accrued with respect to purchases from Roundy's during 1995 will be valued at the Book Value of outstanding shares determined as of the end of the Roundy's 1995 fiscal year.

     The Book Value of outstanding Roundy's Stock (both Class A Common and Class B Common) at the end of the 1994 fiscal year was $77.40 per share. Roundy's By-Laws prohibit the payment of any patronage dividend in any year unless sufficient earnings have been retained to increase the Book Value of the outstanding Roundy's Stock by 10% during that year. See "THE COMPANY."

Buying Deposits; Application of Deposited Funds

      Each stockholder-customer of Roundy's is required to maintain a buying deposit for each Active Customer it operates in an amount equal to the greater of $20,000 or the estimated amount of purchases by the Active Customer from Roundy's over a two week period (subject to Roundy's reserved right to increase the amount of the deposit required of any Active Customer). This buying deposit requirement may be satisfied by either a cash deposit in the specified amount (bearing no interest), or the collateral pledge of Class A Common and/or
Class B Common. In either case, a stockholder-customer may make its entire buying deposit by a payment in cash at the outset of its customer relationship, or it may fulfill part or all of its buying deposit requirement by means of weekly or monthly payments, in accordance with an amortization schedule forming a part of the Buying Deposit Agreement between such stockholder customer and Roundy's (the form of Buying Deposit Agreement is attached hereto as Exhibit B). If a stockholder-customer elects to fulfill its buying deposit requirements through periodic installment payments, such stockholder-customer may apply amounts so deposited toward the subscription price of shares (in accordance with the limitations described above) at the time such shares are subscribed for. Neither the execution of a Buying Deposit Agreement, nor the deposit of funds by a stockholder-customer pursuant to such Buying Deposit
Agreement, will constitute a subscription agreement or an agreement of any kind on the part of the stockholder customer to purchase, or on the part of Roundy's to sell, any shares of Roundy's Stock. See "THE COMPANY-Stockholder-Customers" and Exhibit B attached hereto.
Buying deposits satisfied by deposit of cash are reflected on the Company's balance sheet as accounts payable.

     Stockholder-customers who have already satisfied their buying deposit requirements may nevertheless elect to subscribe for and purchase shares subject to the limitations described above under "Methods of Acquiring
Shares of Class B Common."

Issuance of Class B Common As Patronage Dividends

     If shares of Class B Common are issued as patronage dividends, such shares, when issued, will be fully paid and non-assessable at the time of issuance, except as otherwise provided by Wisconsin law (see "DESCRIPTION OF STOCK"). Further, such shares shall be subject to Roundy's lien against all outstanding shares to secure the payment of the stockholder-customer's obligations to the Company. See "THE COMPANY--Stockholder-Customers." Finally, such shares shall be applied to satisfy (in whole or in part) the buying deposit deficit of stockholder-customers with a buying deposit deficit. If such stockholder-customer has elected to pay its buying deposit in periodic installments, such shares shall be applied to such installments in the inverse order of their due dates.
                              9
                       USE OF PROCEEDS

   The net proceeds to be received from the sale of the Class A Common and Class B Common offered hereby will be added to the working capital of the Company and used for general working capital purposes, including the purchase of merchandise to be resold by Roundy's and the maintenance of adequate inventories of such merchandise, and for capital expenditures as required. The Company's principal source of working capital has been from borrowings, rather than from the proceeds of the sale of equity securities, and it is expected that this will continue to be true in the future.

       EXCHANGE OF CLASS A COMMON FOR CLASS B COMMON

     Stockholder-customers of Roundy's, upon termination of Active Customer status, are required to surrender their shares of Class A Common in exchange for Class B Common, on a share for share basis, in accordance with a provision of Roundy's By-Laws. Roundy's has imposed this requirement to comply with the Internal Revenue Code and the regulations thereunder governing federal income taxation of corporations operating on a cooperative basis. See "THE COMPANY-Operation as a Cooperative." Under Section 1036 of the Internal Revenue Code, as amended, no gain or loss is recognized for federal income tax purposes by a stockholder who exchanges common stock of a corporation for other common stock of the same corporation. See "REPURCHASE OF SHARES."

                    REPURCHASE OF SHARES

      The following description of the Stock Redemption
Policy is necessarily selective and is qualified in its entirety by the full text of the Stock Redemption Policy which is attached as Exhibit D.

     Roundy's Articles of Incorporation provide that the Board of Directors may cause Roundy's to repurchase or redeem shares of Roundy's Stock on such terms as the Board deems appropriate (without consent of the stockholders) subject to applicable Wisconsin law. The Board of Directors has adopted the Stock Redemption Policy setting forth conditions under which Roundy's will repurchase or redeem its Common Stock (See Exhibit D). Absent the Stock Redemption Policy, Roundy's would have no obligation (whether under its Articles of Incorporation, By-Laws or otherwise) to repurchase any Roundy's Stock. Considering the restrictions on ownership and resale of Roundy's Stock (See "DESCRIPTION OF STOCK - Restrictions on Transfer"), a stockholder might have no means to liquidate an investment in Roundy's Stock if no redemption policy were to exist requiring Roundy's to repurchase such shares.

     The Stock Redemption Policy provides that Roundy's will repurchase shares of Roundy's Stock following a request by the stockholder or his or her legal representative made during one of three open "window periods" (the last two weeks of May, August and November of each year) after the occurrence of a "customer-shareholder termination" or an "employee-shareholder termination" as defined in the Stock Redemption Policy. A "customer-shareholder termination" occurs whenever a retail food store principally supplied by Roundy's (an "Active Customer") which is owned by a stockholder either ceases to be an Active Customer or ceases to be owned or operated by such stockholder. An "employee-shareholder termination" occurs when a stockholder's employment relationship with the Company is terminated for any reason. Under the Stock
Redemption Policy, Roundy's is not required to repurchase
Roundy's Stock held by a stockholder during the period he or she is an Active Customer or is employed by the Company.

     The Stock Redemption Policy requires Roundy's to acknowledge promptly in writing receipt of a repurchase request. Once a repurchase request is so acknowledged by Roundy's, the request becomes irrevocable except with the prior written consent of the Board of Directors.
                             10
     The obligation to repurchase stock under the Stock Redemption Policy arises, as to the number of shares covered by a repurchase request, in annual 20% increments during the five year period beginning on the repurchase request date. On each of the first through the fifth anniversary dates of the repurchase request date (a "repurchase target date"), Roundy's is obligated to purchase 20% of the aggregate number of shares of Roundy's Stock for which a proper repurchase request has been received. However, if a "customer-shareholder termination" or an "employee-shareholder termination" occurs as a result of the death of the stockholder, the estate of such stockholder may elect (by written notice to Roundy's within 180 days after such death) to have not more than the first $50,000 in value of stock repurchased on an accelerated basis within 180 days after Roundy's receipt of such election notice. Each share shall continue to be outstanding for all purposes until actually repurchased.

     The repurchase price for the shares under the Stock Redemption Policy shall be the Book Value as of the end of the fiscal year preceding the actual date of repurchase, as adjusted for subsequent stock splits and stock dividends. Because the repurchase price will fluctuate based on changes in Book Value from year to year, the repurchase price payable for any 20% increment to be repurchased at a later repurchase target date may be greater or less than that payable for a 20% increment repurchased at an earlier date pursuant to the same repurchase request. There is no assurance that Book Value will increase from one year to the next and it may decline.

     Under the Stock Redemption Policy, based upon pending repurchase requests received by Roundy's on or prior to the end of its preceding fiscal year (but without taking into account any requests for accelerated repurchase, if any, which may have been received from an estate of a deceased shareholder), 28,273 shares of Class B Common are expected to be repurchased in 1995 at the Book Value per share as of December 31, 1994 of $77.40, for a total repurchase obligation of $2,188,330. In addition, based upon such pend ing requests, Roundy's presently expects to repurchase
19,426 shares in 1996, 13,354 shares in 1997, 7,344 shares in
1998, and 3,174 shares in 1999. The repurchase price in each year after 1995 will be Book Value per share of the Roundy's Stock as of the end of the fiscal year immediately preceding the date of repurchase, assuming the Stock Redemption Policy remains unchanged. The number of shares of Class B Common subject to repurchase requests in years after 1995 may change based upon receipt of additional repurchase requests after December 31, 1994 or if Roundy's should exercise its discretion to effect one or more "Non-Policy Redemptions," or otherwise agree to repurchase shares other than on the terms prescribed by the Stock Redemption Policy, as discussed below.

    Roundy's obligation to repurchase shares under the Stock Redemption Policy is subject to any limitations on repurchases that may be contained in present or future lending or other agreements of the Company (the "Contract Limits"). These generally consist of covenants and restrictions of a type frequently encountered in similar transactions, such as stockholders' equity to capital ratios, debt to capital ratios, liability to net worth ratios and maintenance of certain amounts of working capital and stockholders' equity. There is no assurance that these Contract Limits will not be modified. In the event the Contract Limits preclude Roundy's during a given period of time from repurchasing shares which are the subject of a repurchase request, or if required repurchases are delayed for any other reason (in either case, a "Suspension"), repurchases shall be resumed promptly thereafter in the order of the redemption target dates which occurred during the period of the Suspension regardless of the dates the repurchase requests were received and such suspended repurchases shall be made under the Stock Redemption Policy prior to redemptions becoming due on any subsequent redemption target dates. Notwithstanding the foregoing provisions, stock having a repurchase price of not in excess of $25,000 may be repurchased on an accelerated basis in the sole discretion of Roundy's in cases of demonstrated hardship.


                             11
        The Stock Redemption Policy may be amended or rescinded at any time by the Board of Directors of Roundy's, subject only to the provision that no such amendment or rescission may reduce the price payable for shares which have been properly tendered for redemption prior to the date on which the Board of Directors takes action to effect such amendment or rescission. Any such changes could have a material adverse effect upon a stockholder-customer's right to cause Roundy's to repurchase shares of Roundy's stock.

     Any stockholder-customer who fails to surrender its Class A Common for an equal number of shares of Class B Common (See "EXCHANGE OF CLASS A COMMON FOR CLASS B COMMON") within 90 days following a customer-shareholder termination is not eligible for repurchase of shares under the Stock Redemption Policy. In addition, the Stock Redemption Policy does not apply, according to its terms, to any person who, at the time of such repurchase, is asserting a challenge to the authority of Roundy's or its Board of Directors to have adopted any prior, then current or pending redemption policy or is then asserting a challenge to the enforceability or validity of Roundy's interpretation or application of any provision of the then current or any prior redemption policy.

     Notwithstanding the Stock Redemption Policy, the Board of Directors may cause Roundy's to repurchase or redeem stock of active or inactive customers or current or former employees on any other terms or under such other circumstances as the Board deems appropriate, all without the consent or approval of the other stockholders. For example, the Board may authorize an accelerated repurchase for hardship purposes on terms differing from those provided for in the Stock Redemption Policy (a "Non-Policy Redemption"). The fact that any one stockholder may be given a Non-Policy Redemption shall not give rise to similar redemption rights for any other stockholders and shall not be construed to modify the Stock Redemption Policy.
                             12
                       CAPITALIZATION

       The following table sets forth the consolidated capitalization of the Company as of December 31, 1994:

                                                 To Be Out
                                                 standing If
                                                 All Stock
                                                 Offered Here-
                                Outstanding      by is Sold(1)
                                ------------    -------------
SHORT-TERM INDEBTEDNESS:
Current maturities of
long-term debt................. $  5,678,600       $5,678,600
                                ------------     ------------
      Total short-term debt.... $  5,678,600       $5,678,600
                                ============     ============

LONG-TERM INDEBTEDNESS:
Senior unsecured notes payable:
   10.31%, due 1996 to 1999.... $ 6,000,000       $ 6,000,000
   9.26%, due 1996 to 2001.....  15,000,000        15,000,000
   7.57% to 8.26%, due
   1996 to 2008................  21,600,000        21,600,000
   6.94%, due 1997 to 2003.....  45,000,000        45,000,000
Other long-term debt...........     391,800           391,800
Obligations under capitalized
   leases......................     234,900           234,900
                                -----------       -----------
Total long-term debt            $88,226,700       $88,226,700
                                ===========       ===========

CAPITAL STOCK:
Class A Common, $1.25 par
value, 60,000 shares
   authorized..................      14,000 shares     18,000 shares
Class B Common, $1.25 par
value, 2,400,000 shares
authorized (2).................    1,154,363 shares   1,454,363 shares

(1) The column "To Be Outstanding' reflects the sale and issuance of Roundy's shares of Class A Common and Class B Common hereunder, although this offering is not underwritten and there is no assurance that any of such shares offered will be sold.

(2) Over the past several years, Roundy's has issued shares of Roundy's Class B Common as the major portion of its patronage dividend payments, although no patronage dividends were paid for 1994. (See "THE COMPANY.") It is expected that shares of Roundy's Class B Common will be issued in this manner in the future.




                             13
               SELECTED FINANCIAL INFORMATION

     The selected financial information for the five-year period ended December 31, 1994 should be read in conjunction with the Roundy's, Inc. and Subsidiaries Consolidated Financial
Statements and notes thereto included elsewhere in this Prospectus.

                                        Fiscal Year
                    (Dollars in thousands, except per-share data and ratios)


                        1994       1993       1992      1991        1990
                      ---------- ---------- ---------- ---------- ----------
Net sales and service
 fees.................$2,461,510 $2,480,254 $2,491,293 $2,534,418 $2,501,465

Earnings before
 patronage dividends
 and income taxes.....    11,055     20,053     16,528     14,826     16,724
Patronage dividends...         0      5,301      5,135      3,305      5,549
Earnings before income
 taxes................    11,055     14,752     11,393     11,521     11,175
Net earnings..........     6,554      8,028      7,353      6,813      6,507

Total assets..........   404,652    380,092    390,148    390,797    390,356

Long-term debt........    88,227    113,045    135,420    139,283    140,435

Stockholders' equity(1)   90,419     86,066     78,573     70,917     65,236

Book Value per share..     77.40      71.65      65.10      58.75      53.10

Ratio of current assets
 to current liabilities   1.43:1     1.64:1     1.70:1     1.66:1     1.59:1

Ratio of long-term debt to
  stockholders' equity     .98:1     1.31:1     1.72:1     1.96:1     2.15:1

     (1) Including patronage dividends payable in Common Stock of $3,263,000, $3,210,000, $2,212,000 and $3,414,000 for 1993,
          1992, 1991 and 1990, respectively. There were no patronage dividends for 1994 because the Company did not meet the requirement to increase the Book Value of its Common Stock by 10%.


     MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
         OF OPERATIONS AND FINANCIAL CONDITION


LIQUIDITY AND CAPITAL RESOURCES. During 1994, Roundy's took a major step forward in solidifying its future and strengthening its overall balance sheet. Recognizing the need to "re-engineer" the Company, management and the Board of Directors strengthened Roundy's balance sheet through increasing the allowance for bad debts and closed facility reserve. It is the consensus of both management and the Board of Directors that the Company needs to address this issue of "re-engineering" now, in order to ensure our future as a leading food wholesaler in the Midwest.

Improving the long-term debt to equity ratio of the Company over the past several years has been a major objective of management. By placing emphasis on this objective, the desired result was finally achieved. The long-term debt to equity ratio was 1.72:1 in 1992, 1.31:1 in 1993 and .98:1 in 1994. The long-term debt to equity ratio of .98:1, less than 1.00:1, is a milestone for the Company. This ratio is below one for the first time in over ten years. During 1994, Roundy's has been able to minimize its borrowings under its floating rate revolving credit agreement. The Company has concentrated its borrowings in low, fixed rate monies and reduced floating rate debt, enabling us to reduce interest expense
$2.7 million from 1993 and $3.6 million from 1992.
Throughout 1994, the Federal Reserve was very active in raising short-term interest rates. However, as a result of our $45,000,000 refinancing at 6.94% in 1993, we were able to neutralize, to a great degree, major fluctuations in interest expense. Further, by centralizing our accounts payable function for all divisions and putting a major emphasis on controlling both inventory (average investment in inventory was 34% in 1994 versus 39% in 1993) and accounts and notes receivable, we were better able to manage daily cash requirements and reduce borrowings from our floating rate debt instrument.

Average daily borrowings declined $35.6 million in 1994 compared to 1993 and $2.6 million in 1993 compared to 1992.
The combination of the decline in average borrowings, as noted above, and the 1993 debt refinancing are the two main reasons for our lower interest expense in 1994 versus
1993 and 1992. The average cost of funded debt in 1994 was 7.8% compared to 7.9% in 1993 and 8.6% in 1992.

Outlined below is our capital structure for fiscal 1994 compared to 1993. It should be noted that even with management's decision to significantly increase its balance sheet reserves, Roundy's still achieved a $4.3 million increase in stockholders' equity compared to a $7.5 million increase in 1993 and $7.7 million increase in 1992.

It is important to note that the table reflects the fact that equity now represents over 50.6% of Roundy's total capital compared to 43.2% for 1993 and 36.7% in 1992.

As mentioned, management focused on (1) strengthening
the Company's 1994 balance sheet through increasing
certain reserves, (2) improving cash flow and (3)
reinvesting in facilities, fleet and warehouse equipment
which will provide operational efficiencies and
immediate financial savings. In 1994, Roundy's spent
$22.3 million on capital additions, including new fleet, corporate store remodels and new equipment in operating divisions. This was $9.0 million greater than 1993 and
$7.0 million more than 1992. The $22.3 million in
capital expenditures in 1994 was the largest one year
capital expenditure ever made by Roundy's other than the purchase of another company. The Company's 1995 planned capital expenditure budget exceeding $21 million, is also significant.  It is management's strong belief that
this level of capital expenditures is necessary for us
to keep our facilities and equipment modern and working efficiently and in turn, continue to keep operating costs at the lowest possible level. Approximately $6.6 million of the 1995 budget will be directed toward transportation equipment, $5.4 million for the Milwaukee Division which includes enhancements for the "Target Marketing"
program and $4.0 million will be directed toward retail
store enhancements.
                           15
Management continues to monitor and control its current ratio. The objective is to reduce working capital invested in the business but maintain the level necessary to meet debt covenant requirements. The
Company's current ratio was 1.43:1, at December 31, 1994, 1.64:1, at January 1, 1994 and 1.70:1, at January 2, 1993.
The declining trend in the ratio is intentional and based on management's desire to control the investment in inventory and notes and accounts receivable. Average inventory turns have steadily improved in the past few years. These inventory turns were 14.4 in 1994, 14.1 in 1993 and 13.8 in 1992. Current notes and accounts receivable declined
$2.5 million in 1994 compared to 1993 but were $2.1 million greater than 1992. Our intention is to continue to reduce these assets where practicable. Also, with the implementation of our new automated purchasing system and the centralization of the accounts payable function, we have been able to standardize payment terms for all Roundy's divisions and explore opportunities for extended terms.

Book value per share increased to $77.40 or 8.0% in 1994
compared to a 10.1% increase in 1993 and a 10.8% increase in 1992. The 1994 increase in book value was less than the 10% increase required for a patronage dividend payment. As previously noted, management and the Board of Directors decided that 1994 was the year to "re-engineer" the Company and enhance its reserves. The industry has been changing and all our major competitors have taken significant restructuring charges directed at enhancing their future operations and making them even more competitive. It should be noted that during the threeyear period ending December 31, 1994, stockholders' equity increased to $19.5 million or 27.5%.

RESULTS OF OPERATIONS.  Net sales and service fees
declined .8% in 1994 compared to 1993 and 1.2% compared
to 1992.  The $18.7 million decline from 1993 can be
primarily attributed to the sale of Roundy's dairy and
ice cream operations in the Fall of 1993.  Wholesale
sales increased $27.7 million or   1.2% over 1993 and
$33.2 million or 1.4% over 1992. Management has been very aggressive in soliciting both new customers and improving concentration with existing customers. A major factor contributing to the increase in wholesale sales has been due to the success of the "Advantage
Plus" program which was implemented in several divisions. "Advantage Plus" is an electronic marketing program which offers the customer product savings at the store level. Management has directed funds in the 1995 capital expenditure budget to take this program to the next level. Enhancements include adding "target marketing" capabilities and satellite technology so the program can be expanded throughout Roundy's entire service territory.

In the past few years the industry has undergone a major change in its approach to generating revenues. With continued pressure, both from competitors and manufacturers, gross profit margins as a percentage of net sales and service fees have remained constant or declined. With such industry initiatives as Efficient
Consumer Response ("ECR") and manufacturer category funding, the trend of lower gross profit margins will continue in the future. Our goal is to continue to seek ways to reduce costs to offset the loss in margins and to find alternative sources of revenue. Roundy's 1994 and 1993 gross profit margins were 9.4% compared to 9.6% in 1992.

Operating and administrative expenses increased in 1994
to 8.7% from 8.3% in 1993 and 8.5% in 1992.  In 1994,
management increased its allowance for bad debts and
closed facility reserve, substantially all of which was charged in the fourth quarter. When you make 1994 Operating and Administrative expenses comparable to 1993 and 1992 by adjusting for the increases to these reserves, 1994's adjusted ratio becomes 8.3%.
                           16
A second major factor affecting Operating and Administrative expenses was the cost of implementing a computerized buying system in all divisions. The cost of this project exceeded $1 million in 1994. This buying system allows all divisions to exchange data on buying opportunities and pricing thereby providing them with the ability to secure lower cost of goods for our customers. Management has recognized that it is becoming more difficult to take costs out of the "system" without further automation, both in the warehouse and at the point of interface with the manufacturer. Accordingly, efforts have been made to work with selected manufacturers to develop and implement an ECR initiative at Roundy's. The opportunities for future savings are believed to be significant. Additionally, a major effort has been taken to develop a satellite communications system which will enable the Company to enhance communication abilities with customers throughout Roundy's entire service territory. This network communications system is required for the target marketing program. Management believes such a system will position the Company for significant future revenue generation and cost savings opportunities for both Roundy's and its customers.

The effective income tax rate was 40.7% for 1994, 40.5% for 1993, and 41.3% for 1992. The Company continues to try to minimize income taxes in accordance with Federal and State income tax regulations.

Net earnings in 1994 were .27% of net sales and service fees. This compares to .32% in 1993 and .30% in 1992.
The main reason for the decline in net earnings was the increase in its allowance for bad debts and closed facility reserve. As a result of strong competitive pressures in the Company's Eastern service territory, management re-evaluated its customer base and elected to take a strong position against continuing to invest in marginal customers. It is the firm belief of management that we need to re-engineer our method of servicing our customers, thereby solidifying the longterm future of the Company. By increasing these reserves in 1994, it is projected that the earnings in 1995 and thereafter will provide sufficient funds to undertake additional re-engineering of the Company in order to remain competitive and ensure the future of the Company.


_______________________________________________________________________

Capital Structure (in millions)          1994              1993
_______________________________________________________________________

Long-term debt                      $ 88.0  49.3%      $111.7  56.1%
Capitalized lease
  obligations                          0.2   0.1%         1.3   0.7%
_______________________________________________________________________

Total long-term debt                  88.2  49.4%       113.0  56.8%
Stockholders' equity                  90.4  50.6%        86.1  43.2%
_______________________________________________________________________

Total capital                       $178.6 100.0%      $199.1 100.0%
_______________________________________________________________________


                                17

                          THE COMPANY


General

     Roundy's, Inc. and its subsidiaries (collectively the "Company") are engaged principally in the wholesale distribution of food and nonfood products to supermarkets and warehouse food stores located in Wisconsin, Illinois, Michigan, Indiana, Ohio, Iowa, Kentucky, Missouri, Pennsylvania, Tennessee, Virginia and West Virginia. The Company also owns and operates ten retail warehouse food stores under the name "Pick 'n Save," one limited assortment food store under the name "Mor For Less" and four conventional stores under the name "Cardinal Food Gallery" or "Buy Low Foods." The Company offers its retail customers a complete line of nationally-known name brand merchandise, as well as a number of its own private and controlled labels. The Company services 961 retail grocery stores.

      In addition to the distribution and sale of food and nonfood products, the Company provides specialized support services for retail grocers, including promotional merchandising and advertising programs, accounting and inven tory control, store development and financing and assistance with other aspects of store management. The Company maintains a staff of trained retail counselors who advise and assist individual owners and managers with store operations.

     Roundy's, Inc. was incorporated in 1952 under the Wisconsin
Business Corporation Law. The Company's executive offices are located at 23000 Roundy Drive, Pewaukee, Wisconsin 53072, and its telephone number is (414) 547-7999.

Operation as a Cooperative

     Roundy's has historically operated its food wholesale business on a cooperative basis, and therefore determined its Federal income tax liabilities under Subchapter T of the Internal Revenue Code, which governs the taxation of corporations operating on a cooperative basis. Substantially all of the outstanding Class A Common is owned by the owners ("stockholder-customers") of 140 retail grocery stores serviced by Roundy's. These stockholder customers, who own approximately
66% of the combined total of Class A Common and Class B Common, may receive patronage dividends from Roundy's based on the sales of Roundy's to such stockholder-customers. The patronage dividend is payable at least 20% in cash and the remainder in Class B Common. No patronage dividends were paid for 1994. Patronage dividends for the three fiscal years prior to 1994 were payable 30% in cash and 70% in Class B Common. See "Payment Of Patronage Dividends". Under Subchapter T of the Internal Revenue Code, patronage dividends are deducted by Roundy's in determining taxable income, and are generally taxable to the stockholder-customers (including the value of the Class B Common), for Federal income tax purposes.

     Roundy's anticipates that in the future it will continue to operate on a cooperative basis in substantially this manner, although it is not required to do so and its operation on this basis, as well as its practice of paying patronage dividends, could be terminated at any time by action of the Board of Directors.

The subsidiaries of Roundy's do not operate as cooperatives. The customers serviced by these subsidiaries are independent grocers, operating 821 retail stores. They do not receive patronage dividends. In addition, approximately 34% of the outstanding Roundy's Stock is held by employees or former customers of Roundy's and, although they participate in the accumulation of equity in the Company, they do not receive patronage dividends and do not own any Class A Common.

The applicable laws, regulations, rulings and judicial decisions affecting the determination of whether a corporation is operating on a cooperative basis for Federal income tax purposes under Subchapter T of the Internal Revenue Code are subject to interpretation. Although management believes that Roundy's qualifies as a cooperative for such purposes, Roundy's has not obtained, and does intend to seek, a ruling or other assurance from IRS that this is the case. If the Internal Revenue Service were to challenge the cooperative status of Roundy's, and if Roundy's were to be unsuccessful in defending such status, Roundy's might incur a Federal income tax liability with respect to patronage dividends previously paid to stockholder-customers during the tax years in question and deducted by Roundy's. Roundy's thereafter might incur significantly increased consolidated Federal income tax liabilities in future tax years.

Wholesale Food Distribution

The Company distributes a broad range of food and non-food products to its customers and to corporate-owned retail stores. The Company has seven product lines: dry grocery, frozen food, fresh produce, meat, dairy products, bakery goods and general merchandise. The Company has no long-term purchase commitments and management believes that the Company is not dependent upon any single source of supply. No source of supply accounted for more than 5% of the Company's purchases in fiscal 1994.

The Company sells brand name merchandise of unrelated manufacturers, including most nationally advertised brands. In addition, the Company sells numerous products under private and controlled labels, including "Roundy's," "Old Time," "Spring Lake," "Shurfine," "Price Saver," "Buyers' Choice," "Super Choice," "Sunny Valley," "Sunny Acres," "Sunny Acre Farms," "Bonnie Blue" and "Valu-Check'd." Private label product sales for the Company accounted for $153,699,000, $137,176,000 and $148,074,000 of the Company's sales during fiscal 1994, 1993, and 1992, respectively.

As described above, Roundy's, exclusive of its subsidiaries, has historically operated on a cooperative basis with respect to its wholesale food distribution business. Roundy's cooperative operations accounted for approximately 37%, 36% and 34% of the Company's consolidated net sales and service fees for the fiscal years ended December 31, 1994, January 1, 1994, and January 2,
1993, respectively. At December 31, 1994, Roundy's had 82 stockholder-customers actively engaged in the retail grocery business, operating a total of 140 retail grocery stores.
Roundy's cooperative wholesale food business is focused primarily in Wisconsin, where all but 8 of these 140 retail grocery stores are located (8 are in Illinois). At December 31, 1994 the Company (including its subsidiaries) had 821 independent retail food store customers. Sales by the Company to the independent retail food stores accounted for 54%, 55% and 56% of the Company's consolidated net sales and service fees for the fiscal years ended December 31, 1994, January 1, 1994 and January 2,
1993, respectively.

The Company's primary marketing objective is to be the principal source of supply to both its stockholder-customers and other independent retailers. In a 12 state area the Company serviced
140 retail grocery stores operated by its stockholder-customers, 821 retail stores operated by nonstockholders and 15 Company-
owned and operated retail stores during the fiscal year ended
December 31, 1994.
                               19
Of the Company's consolidated net sales and service fees for this period, $508,454,000 or 20.7% were attributable to five customers, with one customer accounting for $196,627,000 or 8.0% of such sales. Approximately 81% or 780 retail store customers purchased less than $3,000,000 each from the Company in the fiscal year ended December 31, 1994. 123 customers owned more than one retail food store, with one customer owning 13 retail food stores.

The Company generally distributes its various product lines by a fleet of 280 tractor cabs and 680 trailers and some products are shipped direct from manufacturers to customer locations. Most customers order for their stores on a weekly basis and receive deliveries from one to five days a week. Orders are generally transmitted directly to a warehouse computer center for prompt assembly and dispatch of shipments. The Company has retail counselors and merchandising specialists who serve its customers in a variety of ways, including the analysis of and recommendation on store facilities and equipment; development of programs and objectives for establishing efficient methods and procedures for receipt, handling, processing, checkout and other operations; informing customers on latest industry trends; assisting and dealing with training needs of customers; and, if the need arises, acting as liaison or problem solver between the Company and the customers. The retail counselors and specialists are assigned a specific geographic area and periodically visit each customer within their assigned area.

The Company renders statements to its customers on a weekly basis to coincide with regular delivery schedules. Roundy's accounts of single store owners are considered delinquent if not paid on the statement date.
Accounts of multiple store owners are considered delinquent if not paid within three days of the statement date. Accounts of Roundy's subsidiaries are considered delinquent if not paid within seven days of the statement date. The majority of accounts are collected via the Automated Clearing House ("ACH") system. Delinquent accounts are charged interest at the rate of prime plus 5%, computed on a daily basis.
During each of the past three fiscal years, the Company's bad debt expense has been less than .38% of sales. In 1994, 1993 and 1992, the Company's bad debt expense was $9,166,600, $6,738,600 and $5,772,900, respectively.

Retail Food Stores

The Company operates three types of corporate stores (high volume-limited service retail "warehouse" stores, high value limited assortment retail stores and conventional retail stores). The high volume-limited service warehouse stores are designated as "Pick 'n Save" which generally offer, at discount prices, complete food and general merchandise lines to the customer, emphasizing higher demand items, with stores ranging in square footage from 34,000 to 65,000 square feet per store. The high value-limited assortment retail store is designated as "Mor For
Less" which emphasize low cost, high value lines to the customer, maintaining square footage of 24,000 square feet. Conventional retail stores operated under the name
"Cardinal Food Gallery" or "Buy Low Foods" generally emphasize full service to the customer at competitive prices. These stores range in square footage from 25,000 to 42,000 square feet. The number of stores operated by the Company at the end of its three most recent fiscal years was as follows:

     Type of Store            1994      1993      1992
     -------------            ----      ----      ----
High Value-Limited Assort-
ment and High Volume-Limited
Service Stores (Warehouse
food stores)................   11        14        14

Conventional Retail Stores..    4         5         5

Sales by Company-operated stores during the three most recent fiscal years were $231,364,000, $238,724,000 and
$263,189,000 for 1994, 1993 and 1992, respectively.  The
additional volume of wholesale sales generated by the retail stores owned and operated by the Company helps to reduce the overhead of the business and increases the Company's return to its stockholders.

Employees

At the end of fiscal year 1994, the Company had employed full-time 1,110 executive, administrative and clerical employees, 1,451 warehouse and processing employees and drivers and 475 retail employees and had employed 1,739 part-time employees. Substantially all of the Company's warehouse employees, drivers and retail employees are represented by unions, with contracts expiring in 1995 through 1998. The Company considers its employee relations to be normal. However, during the third quarter of 1991 the Company experienced a 12-week labor dispute at the Milwaukee Division. There have been no other significant work stoppages during the last five years. Substantially all full-time employees are covered by group life, accident, and health and disability insurance.

Competition

The grocery industry, including the wholesale food distribution business, is characterized by intense competition and low profit margins. The shifting of market share among competitors is typical of the wholesale food business as competitors attempt to increase sales in any given market. In order to compete effectively, the Company must have the ability to meet rapidly fluctuating competitive market prices, provide a wide range of perishable and nonperishable products, make prompt and efficient delivery, and provide the related services which are required by modern supermarket operations.

The Company competes with a number of local and regional grocery wholesalers and with a number of major businesses which market their products directly to retailers, including companies having greater assets and larger sales volume than the Company. The Company's customers and the Company's corporate stores also compete at the retail level with several chain store organizations which have integrated wholesale and retail operations. The Company's competitors range from small local businesses to large national and international businesses. The Company's success is in large part dependent upon the ability of its independent retail customers to compete with larger grocery store chains.

In the Milwaukee area, the "Pick 'n Save" group, which consists of both independently-owned and Company-owned stores, continues to be the market share leader with 46% of households in the Milwaukee metropolitan statistical area purchasing "most of their groceries" from "Pick 'n
Save" as reported in the Milwaukee Journal Consumer
Analysis Survey taken in the Fall of 1994.

In competing for customers, emphasis is placed on high quality and a wide assortment of product, low service fees and reliability of scheduled deliveries. The
Company believes that the range and quality of other business services provided to retail store customers by the wholesaler are increasingly important factors, and that success in the wholesale food industry is dependent upon the success of the Company's customers who are also engaged in an intensely competitive, low profit margin industry.

Stockholder-Customers

Substantially all of Roundy's (but not its subsidiaries) customers are also stockholders of Roundy's. Roundy's does not require that its stockholders buy merchandise exclusively from Roundy's or that they purchase a minimum amount of merchandise in order to remain stockholders;
however, for a stockholder-customer to remain a holder of Class A Common, Roundy's must be such stockholder-customer's principal source of supply. See "EXCHANGE OF CLASS A COMMON
FOR CLASS B COMMON." In order to continue to be supplied by Roundy's, stockholders must meet certain minimum order quantities.

Generally, Roundy's will stop selling to a shareholder only when there has been nonpayment for merchandise delivered or indebtedness payable to Roundy's or the stockholder defaults in the payment of indebtedness that Roundy's has guaranteed. In the event of such a termination, Roundy's will repurchase such person's
Common Stock subject to the limitations described under "REPURCHASE OF SHARES."

Each customer of Roundy's is required to maintain a buying deposit for each Active Customer it operates in an amount equal to the greater of $20,000 or the estimated amount of purchases by the Active Customer from Roundy's over a two week period (subject to Roundy's reserved right to increase the amount of the deposit required of any stockholder-customer). This deposit requirement may be satisfied by either a cash deposit in the specified amount (bearing no interest), or the collateral pledge of Class A Common and/or Class B Common. In either case, a stockholder-customer may make its entire deposit or payment in cash at the outset of its customer relationship, or it may fulfill part or all of its buying deposit requirement by means of weekly or monthly payments, in accordance with an amortization schedule forming a part of the Buying Deposit Agreement between such stockholder-customer and Roundy's. See "TERMS OF
OFFERING-Buying Deposits; Application Of Deposited
Funds," and Exhibit B attached hereto.

In addition to the buying deposit described above, Roundy's By-Laws provide that Roundy's has a lien against all outstanding Class A Common and Class B Common as security for the payment, from time to time and as often as the same may become due and payable, of any and all obligations of the holder to Roundy's and no shares of stock held by a stockholder-customer will be transferred on the books of Roundy's until all obligations of the stockholder-customer to Roundy's have been paid in full.
To perfect its lien, Roundy's retains physical possession of the stock certificate and provides the stockholder with a photocopy thereof. If, at the time of a repurchase of stock from a stockholder-customer, that person has an unpaid obligation to Roundy's, or to any of its subsidiaries, the amount of that obligation will be deducted from the proceeds payable upon the repurchase of that stock. For a description of other restrictions on transfer of stock contained in the Company's By-Laws, see "DESCRIPTION OF STOCK--Restrictions on Transfer."

Payment of Patronage Dividends

Roundy's is obligated by Article V of its By-Laws, as amended, to pay a patronage dividend to its stockholder customers out of and based upon net earnings from business done by Roundy's with such stockholder-customers in any fiscal year in an amount which would reduce the net income of the Company to such amount as will result in an increase of 10% in the Book Value of the outstanding Roundy's Stock as of the close of such fiscal year (calculated after the payment of patronage dividends). For example, Book Value at December 31, 1994 was $77.40 per share. No patronage dividends for the year ending December 30, 1995, may be paid until $7.74
(10% of $77.40) per share is added to such Book Value.
Based upon the number of shares outstanding at December
31, 1994, earnings in the aggregate amount of $9,043,130 must be retained before patronage dividends may be paid.
Any increase in Book Value over $7.74 must be distributed in the form of patronage dividends to the extent permitted by the Internal Revenue Code. Income from the operations of subsidiaries and other income, from such sources as investments in securities and the sale or exchange of capital assets, constitutes income derived from sources other than patronage and is not distributed as patronage dividends. Consequently, the Book Value may increase by more than 10% in any year.


                           22
Previous to the December 13, 1988 and the December 9,
1986 amendments to the By-Laws, which required the Book
Value to increase by 12% and 15%, respectively, before patronage dividends were to be paid, the specified
Book Value increase was 12%. The Board of Directors annually reviews Article V of its By-Laws to insure the requirements contained therein are consistent with Company goals. The increases in Book Value of Roundy's
Stock outstanding for the last three years are as follows:

Fiscal       Increase in Book            Minimum Requirement
 Year        Value Per Share           Per Article V of By-Laws
- ------       -----------------         ------------------------
1994            8.0%                         10%
1993           10.1%                         10%
1992           10.8%                         10%

There can be no assurance that patronage dividends will be paid in the future, or, if paid, the amount or form of payment thereof. Roundy's is under no obligation to pay patronage dividends except to the extent provided by
Article V of its By-Laws, and these By-Law provisions are subject to modification or repeal at any time by the Board of Directors. A copy of Article V of the By-Laws, as amended, is attached hereto as Exhibit C.

Patronage dividends, when paid, are payable in the fiscal year following the fiscal year in which accrued.
At least 20% of the amount of patronage dividend must be paid in cash, but a greater percentage may be paid in cash depending on the cash needs of the Company at the time and the necessity of compliance with the terms of the Company's credit agreements.

Patronage dividends, if any, are determined on the basis of qualifying sales by Roundy's to its stockholder customers. The amount distributed to any customer stockholder is therefore based on that customer's sales volume and not its stock holdings. While stockholder customers effecting larger purchases from Roundy's may have a greater stock equity interest in Roundy's, the voting power of such customers will not increase in proportion because each stockholder-customer is permitted to hold only 100 shares of Class A Common for each retail store it operates, and the shares of Class B
Common distributed as patronage dividends are non-voting shares. (See "DESCRIPTION OF STOCK" and "VOTING TRUST".)

Sections 1381 through 1388 of the Internal Revenue Code provide that if 20% or more of the total patronage dividend is paid in cash and the balance in "qualified written notices of allocation", then Roundy's, when computing its taxable income, may deduct the total patronage dividend in determining its taxable income.
Stockholder-customers who receive "qualified written notices of allocation" (Class B Common issued by Roundy's) are, in turn, required to include the full stated dollar amount of the Class B Common and the cash received in their respective tax returns as income when received. A "written notice of allocation" becomes
"qualified" when the stockholder-customer consents to take the Class B Common into its income at the stated dollar amount. This consent occurs when a person signs a written consent or when such person becomes a stockholder or remains a stockholder after receiving written notice and a copy of Roundy's By-Law provision stating that a person becoming or remaining a stockholder of Roundy's shall be deemed to have given the requisite consent. Each new stockholder-customer is required to sign a consent which makes the certificates representing shares of Class B Common issued to that stockholder qualified written notices of allocation.
The requirement to pay 20% of the patronage dividend in cash has had no material adverse effect on Roundy's.

The following table sets forth the total amount of patronage dividends paid to stockholder-customers with respect to purchases during the past four years, the percentage paid in cash and in securities and the number of shares of Class B Common issued:


                           23


                                                Securities
Year Ended             Total Dividend     Cash %   %     No. of Shares
- -----------------      --------------     ------  --     -------------
December 31, 1994        $        0           -    -                 0
January 1, 1994           5,300,700          30   70            45,490
January 2, 1993           5,134,700          30   70            46,259
December 28, 1991         3,304,600          30   70            37,230

In each year in which patronage dividends are paid, the Board of Directors determines the percentage to be paid in cash and in Class B Common shares. This percentage is applied to the dollar amounts determined as the patronage dividend payable to each respective stockholder-customer, to determine the number of Class B
Common shares to be distributed to such person. The total dollar amounts payable in cash and in securities in any given year to all stockholder-customers will not correspond exactly to the given percentages, principally because of rounding to avoid the issuance of fractional shares, and because patronage dividends payable to former stockholdercustomers whose shares have been redeemed during the fiscal year are, in most cases, paid entirely in cash. Although a minimum of 20% of each recipient's total annual patronage dividend is required to be paid by Roundy's in cash, the cash portion may be insufficient, depending upon the income tax bracket of each recipient, to provide funds for the full payment of the federal income tax liability incurred by the recipient with respect to such patronage dividends.

The preceding discussion is only a summary of the most significant aspects of the taxation of cooperatives under the Internal Revenue Code, based on the understanding of the management of Roundy's, and should not be construed as tax advice to any individual stockholder, each of which should consult its own tax advisor for individual tax advice.

Roundy's may in its sole discretion pay patronage dividends to nonstockholder-customers. No such dividends have been paid in the last four years.
Persons who are not customers of Roundy's are not entitled to receive patronage dividends. Computation of the amount of patronage dividends payable to stockholder-customers in any year is made after the determination of patronage dividends, if any, payable to nonstockholder-customers. For further information with respect to patronage dividends, reference is made to Article V of Roundy's ByLaws, attached hereto as Exhibit C.

Stockholder-Customer Services

Roundy's provides a variety of services described below to its stockholder-customers to help them maintain a competitive position within the retail grocery industry.
Roundy's charges for certain of these services and provides other services as a general stockholder-customer benefit. Such services are generally not offered to customers who are not stockholders, but upon specific request of such a customer some of these services may be rendered for a fee, in the discretion of the officers of Roundy's. Overall, the net income generated by these services is not material.

Roundy's services to stockholder-customers include the following:

1. Pricing Services. Substantially all of the stockholder-customers of Roundy's participate in one of three voluntary pricing program options. Under each option, the individual retailer retains full resale pricing discretion.

     a. Zone Pricing. For each item Roundy's delivers to stockholder-customer stores there have been established several suggested retail price zones. The stockholder-customer elects to have his merchandise invoiced and priced at one of these zones based on his competitive situation and location in the trading area. The retail price that he chooses will be indicated on all of his invoices and on up to ten cases of each item in every delivery. Approximately 41% of the stockholder-customers participate in the suggested zone pricing service.

     b. Custom Pricing. Stockholder-customers who wish to create and maintain their own unique pricing structure participate in the "custom pricing" program.
Subscribing stockholder-customers provide Roundy's with the retail price they wish to maintain on each item, and Roundy's indicates these figures on the invoices and on up to ten cases of each item in each delivery. The stockholdercustomer may update this pricing structure weekly in accordance with changes in wholesale costs and competitive activity in his particular market area.
Approximately 48% of the stockholdercustomers participate in custom pricing.

     c. Special Individual Pricing ("SIP"). Those stockholder-customers desiring a more competitive pricing structure than zone pricing but with less administrative requirements than custom pricing may choose a SIP schedule. This allows a stockholder-customer to select from each of the zones certain categories of merchandise to meet his particular competitive needs. Suggested retail prices are changed periodically to reflect changes in the wholesale cost of the item. In all cases the stockholder-customer may make price changes on merchandise within their stores as required by their own competitive market situation.
Approximately 11% of the stockholdercustomers subscribe to SIP pricing.

2. Ordering Assistance. Roundy's provides various programs to increase the speed and efficiency of the order transmittal process. It sells or rents to retailers electronic units with which the retailer can transmit his orders electronically by telephone.

3.   Point of Sale Host-Computer Support.  Upon request,
Roundy's will provide assistance to the retailer and computer support in connection with the retailer's adoption and use of scanners at the checkout counter.

4. Velocity Reports. If desired, Roundy's can provide detailed summaries of all items ordered by the retailer from Roundy's, together with pricing, prior period, and profit margin data.

5. Store Engineering. Roundy's Store Engineering department aids stockholder-customers in equipment procurement, store engineering and site development activities. For a fee, Roundy's will provide plat plans, floor plans, elevations and other drawings for new or remodeled stores, construction cost estimates and design consultation. In addition, the department can procure many types of store fixtures and equipment at a price reflecting a volume discount.

6. Customer Loans. Roundy's has maintained a continuous effort to assist qualified stockholder-customers to remodel and expand existing retail locations and to develop new retail outlets. The Company's loans receivable as of December 31, 1994 are summarized in the table below (2).

                                Outstanding
             Number              Balance      Range of    Range of
               of    Original     as of       Interest    Maturity
             Loans    Amount    Dec. 31,1994   Rates      Dates
             ------  --------   ------------  --------    --------
Inventory,
Equipment
Loans          134  $30,377,300  $22,900,500  Variable(1) 1995-2009

________________

(1)  Variable rates based on the Company's cost of borrowing.

(2) The Company has guaranteed customer and employee bank loans and customer leases amounting to $3,879,400 and $924,800, respectively at December 31, 1994. These amounts are not included in the table above.

                           25

7. Lease Program. The Company has a lease program under which it may in its discretion lease store sites and equipment for sublease to qualified customers. This enables customers to compete with large grocery store chains for store sites at favorable rates. The Company presently has such real estate and equipment leases with lease terms from 1995 to 2018. Aggregate lease rentals received under this program were $22,329,500, $18,985,200 and $18,590,300 in 1994, 1993 and 1992,
respectively.

8. Retail Accounting. Roundy's has a retail accounting program available for stockholder-customers using its data processing equipment and expertise. The service includes general ledger, payroll, personnel reports, sales and income tax returns, accounts payable and financial reporting. Stockholder-customers may select any one or more parts of the program or the complete package. Approximately 84 stores participate in this program. The service charges depend on the services received by the stockholder-customer.

9. Group Advertising. Roundy's regularly sponsors institutional brand advertising of Roundy's and Old Time products for all stores on a continuing basis. This advertising, which may include TV, radio, newspaper and anniversary sales is intended to help promote the sales of the Roundy's private label products. All stockholder customers may utilize Roundy's Group Advertising
Program. Each week these retailers receive ad planners with suggested feature items together with window signs, shelf talkers and newspaper layouts. The Group
Advertising Staff assists the stores in the improvement of their local advertising program.

10. Bakery Program. Retailers participate in Roundy's bakery program, taking advantage of centralized buying.
Three programs are offered: rack service stocked by the bakery representative, with and without returns on unsold merchandise, and drop shipments without returns.
All programs are delivered directly from the supplier to the retailer, but are billed through Roundy's.

11. Merchandising. Roundy's merchandising service advises customers on such matters as in-store promotions, internal store arrangements and shelf utilization.

12. Insurance. Roundy's has a general insurance agency that markets commercial property and casualty, personal lines, all group products, and life insurance. The agency primarily specializes in programs for the food industry.

13. Real Estate. Roundy's has a real estate department that provides site surveys, financial projections, business valuations, lease negotiations, and sales of supermarkets and residential properties.

14. Retail Training Programs. Roundy's has instituted and maintained an ongoing training program for its stockholder-customers. The planned programs include professionally conducted seminars relating to all departments of the store and management. The programs are also geared to present the retailers with up-to-date information on market changes and new innovations on energy, productivity and scanning. The program also makes available to the retailer a film library, home study courses, programmed instructions, manuals and an audiscan program to train fully all of the retailer's employees.

15.  Miscellaneous Advisory Services.  Roundy's has
retail counselors and merchandising specialists, who
serve the stockholder-customers in a variety of ways,
including the analysis of and recommendations on store
facilities and equipment; development of programs and
objectives for establishing efficient methods and
procedures for receipt, handling, processing, checkout
and other operations; informing stockholder-customers
on latest industry trends; assisting in dealing with
training needs of stockholder customers; and, if the
need arises, acting as liaison or problem-solver between
Roundy's and the stockholder-customer.  The retail
counselors and specialists are assigned specific geographic
areas and periodically visit each customer within their
assigned areas.
                           26
Real Estate

The Company's principal executive offices are located in Pewaukee, Wisconsin. These offices are on a 63-acre site.

Wholesale activities are conducted by the Company from
the following warehouses:
                                                      Approximate
                                                       Warehouse
Location                 Products Distributed          Square Footage
- --------------------     --------------------------    --------------
Wauwatosa, Wisconsin     All product lines,             745,000 (O)
                         except nonfood products

Mazomanie, Wisconsin     Dry groceries and              225,000 (L)
                         nonfood products

Westville, Indiana       All product lines,             557,000 (L)
                         except nonfood products

Lima, Ohio               All product lines,             460,000 (O)
                         except produce and
                         nonfood products

Eldorado, Illinois       Dry groceries and              384,000 (O)
                         dairy products

Columbus, Ohio           All product lines,             320,000 (L)
                         except produce

Van Wert, Ohio           Nonfood products               115,000 (L)

Evansville, Indiana      Frozen foods and                94,000 (O)
                         meat

South Bend, Indiana      Frozen foods                    84,000 (L)

Muskegon, Michigan       All product lines,             215,000 (O)
                         except produce

                    O = Owned      L = Leased

The Company is subject to regulation by the United
States Food and Drug Administration and to certain state and local health regulations in connection with the operations of its facilities and its wholesale food business. The Company has not been subject to any actions brought under such regulations in the past five years.

Transportation

The Company's transportation fleet for distribution operations as of December 31, 1994, consisted of 280 tractor cabs, 680 trailers and 10 straight delivery trucks. In addition, the Company owns 60 automobiles and an airplane. Approximately 79% of the fleet is owned by the Company and the balance is leased.

Computers

The Company owns most of its computers and related peripheral equipment. The computers are used for inventory control, billing and all other general accounting purposes. The computer systems are adequate for the Company's operations.

Legal Proceedings

The Company is not involved in any material litigation as either a plaintiff or defendant, nor is any other material litigation contemplated by Roundy's or, to the best of its knowledge, threatened against it.



                           27
                       MANAGEMENT

The Directors and Executive Officers of Roundy's are as follows:


                         Position(s) Held with Roundy's
      Name         Age      and Business Experience
- -----------------  ---   ------------------------------

Gerald F. Lestina   52   President and Chief Executive
                         Officer since 1995; President
                         and Chief Operating Officer
                         1993-1995; Vice President of
                         Wisconsin Region 1992-1993;
                         President of Milwaukee Division
                         1986-1993; Director since 1991
                         (term expires 1996)

Robert D. Ranus     54   Vice President and Chief
                         Financial Officer since 1987;
                         Director since 1987 (term
                         expires 1997)

David C. Busch      46   Vice President of Administration
                         since 1994; Vice President of
                         Human Resources 1990-1993

Edward G. Kitz      41   Vice President, Secretary & Treasurer
                         since 1995; Vice President & Treasurer
                         1989-1994

Thomas A. Loggia    40   Vice President-Wholesale since 1995;
                         President of Cardinal Foods, Inc. 1994-
                         1995 (a subsidiary of the Company); Vice
                         President-Logistics, Food 4 Less, Inc.
                         1993-1994; Vice President-Operations,
                         Wetterau, Inc. 1988-1993

Michael J. Schmitt  46   Vice President-Sales and Development since
                         1995; Vice President, Northern Region
                         1992-1994; Vice President and General
                         Manager of Milwaukee Division 1991; Vice
                         President of Retail Development 1990-1991

Marion H. Sullivan  48   Vice President of Marketing since 1989

Roger W. Alswager   46   Vice President of Real Estate since 1989

Londell J. Behm     44   Vice President of Advertising since 1987

John M. Granger     48   Vice President of Management Information
                         Services since 1990

Charles H.          52   Vice President, Logistics and Planning
Kosmaler, Jr.            since 1993; Vice President of Adminis-
                         trative Efficiencies 1992-1993; Vice
                         President and Financial Operating Officer
                         1990-1991

Robert E. Bartels   57   Director since 1994 (term expires 1997);
                         President and Chief Executive Officer of
                         Martin's Super Markets, Inc., South Bend,
                         Indiana




                           28
Charles R. Bonson   48   Director since 1994 (term expires 1997);
                         President of Bonson's Foods, Inc., Eagle
                         River, Wisconsin

Lloyd E. Coppersmith54   Director since 1995 (term expires 1998);
                         President of Ron & Lloyd's, Inc., New
                         London, Wisconsin

Gary N. Gundlach    51   Director since 1990 (term expires 1996);
                         President of G.E.M., Inc., McFarland,
                         Wisconsin

George C. Kaiser    62   Director since 1986 (term expires 1998);
                         Chairman and Chief Executive Officer,
                         Hanger Tight Company since 1988; Chief
                         Executive Officer, George C. Kaiser and
                         Co. since 1988; Director of The Baird
                         Funds, Inc. since 1992

Brenton H. Rupple   70   Director since 1993 (term expires 1996);
                         Retired Chairman of Robert W. Baird & Co.,
                         Milwaukee, Wisconsin


Directors of Roundy's are elected by class and generally serve three-year terms; approximately one-third of the Board of Directors is elected annually. On April 12, 1995, Roundy's Board of Directors amended the Roundy's, Inc. By-Laws to increase the number of directors from nine to ten, and to increase the number of "Retailer Directors" (that is, directors who are stockholder-customers of Roundy's) to four. There are currently two vacancies on the Board of Directors. Of the eight current members of the Board of Directors, two are currently Executive Officers of Roundy's (Messrs. Lestina and Ranus) and three are "Retailer Directors" (Messrs. Bonson, Coppersmith and Gundlach). The terms of the Roundy's, Inc.
Voting Trust provide that each year the Trustees will vote to elect one stockholder-customer, chosen by a plurality vote of the Voting Trust Certificate Holders, to serve a three-year term as Director; however, the Roundy's, Inc. Voting Trust is proposed to be amended to provide that in every third year, Voting Trust Certificate Holders will choose two Retailer Directors. Therefore, assuming the Roundy's, Inc. Voting Trust is amended, at any time there should be four Retailer Directors serving. See VOTING TRUST.


                    DESCRIPTION OF STOCK

Authorized Shares

Roundy's is authorized by its Articles of Incorporation to issue 60,000 shares of Class A Common, $1.25 par value, and 2,400,000 shares of Class B Common, $1.25 par value. On December 31, 1994, 14,000 shares of Class A
Common and 1,154,363 shares of Class B Common were outstanding.

Voting Rights

Holders of Class A Common are entitled to one vote for each share held, on all matters which are submitted to a vote of stockholders. Stockholders are not entitled to cumulative voting rights. All of the shares of Class A
Common outstanding as of the date of this Prospectus are owned of record by the Trustees of the Voting Trust.
Shares deposited in the Voting Trust will be voted in the manner provided in the Voting Trust Agreement. See
"VOTING TRUST."

Except as otherwise required by law, holders of Class B
Common are not entitled to vote on any matter submitted to a vote of the stockholders. The Wisconsin Statutes provide that the holders of the outstanding shares of a class of stock must be entitled to vote as a class upon any proposed merger, share exchange, sale of all or substantially all assets of a company or any amendment to the articles of incorporation which would, in either case, alter the rights, preferences, or relative status of the shares in any of a number of specified ways.
These are the only circumstances in which holders of Class B Common are entitled to vote as stockholders.

Dividend Rights

Holders of Class A Common and Class B Common are entitled to such dividends as may be declared by the Board of Directors. However, Roundy's does not expect to pay any dividends in the foreseeable future other than patronage dividends as described under "THE COMPANY--
Payment of Patronage Dividends." Stockholders who are not customers of Roundy's are not entitled to receive patronage dividends.

Liquidation Rights

In the event of the voluntary or involuntary liquidation of Roundy's, the holders of Class A Common and Class B
Common will be entitled to share ratably in the assets of Roundy's remaining after payment of all Roundy's liabilities.

Repurchase of Shares

Subject to certain limitations, Roundy's is obligated to repurchase Class A Common and Class B Common upon written request from stockholders who have terminated or substantially reduced their customer or employee relationships with Roundy's. Roundy's may, but is not obligated to, purchase shares held by other stockholders. See "REPURCHASE OF SHARES."

Restrictions on Transfer
Roundy's Articles of Incorporation provide that no
shares of Class A Common or Class B Common may be
transferred for any purpose (including, but not limited
to, sales, gifts, testate or intestate inheritance or
pledge) unless and until (i) such transfer has received
the prior written consent of Roundy's or (ii) Roundy's
has agreed in writing to repurchase such shares and has
failed to satisfy such obligation.
                           30
The certificates representing Class A and Class B Common bear a legend setting forth the foregoing limitations on the resale of such shares.

Other Restrictions and Rights

The Class A Common and Class B Common, the full consideration for which has been paid, will not be subject to any further calls or assessments by Roundy's.
However, Section 180.0622(2)(b) of the Wisconsin
Business Corporation Law imposes on stockholders personal liability in an amount equal to the par value of their respective shares, or in an amount equal to the consideration paid for such shares in the case of no-par value stock, for all debts owing to employees of Roundy's for services performed for Roundy's, not exceeding six months' service in any one case. In a split decision without precedential value, the Supreme
Court of Wisconsin has affirmed a lower court ruling holding that "par value," for purposes of this statute, should be construed to mean the "subscription price paid for the stock."

Roundy's has a first lien upon any shares of its stock held by any stockholder for the amount of any indebtedness payable to the Company by such stockholder.
To perfect its lien, Roundy's retains physical possession of the stock certificate and provides the stockholder with a photocopy thereof. No sale or transfer of any such stock shall be made until all such indebtedness to the Company shall have been paid in full. See "THE COMPANY-StockholderCustomers."

Transfer Agent

Roundy's acts as its own transfer agent for its Class A and Class B Common.

Reports to Stockholders

Roundy's will furnish annual reports to its stockholders within 120 days after the end of each fiscal year which will include financial statements audited by independent certified public accountants.





                           31
                      VOTING TRUST

Each purchaser of Class A Common is requested, but not required, to deposit such shares in the Roundy's, Inc.
Voting Trust (the "Trust"). Such requests will be made only by means of a Prospectus relating to the Voting
Trust Certificates.

The Trust was established in August, 1971, (was amended and restated in 1983 and was further amended in 1986 and in 1995), as the successor to an initial voting trust created at the time of the organization of Roundy's.
The Trust has an indefinite term, although it may be terminated upon the vote of the Voting Trust Certificate
Holders as provided therein. The main purpose for the establishment of the Trust, and its predecessor, was to insure the stability of management necessary to obtain long-term warehouse and other financing. At present, the Trust owns of record all of the outstanding Class A
Common.

Stockholders depositing shares of Class A Common in the Trust will receive Voting Trust Certificates evidencing beneficial ownership of the number of shares deposited.
Such certificates are not negotiable or transferable.

The Voting Trust Agreement authorizes the Trustees to
vote all shares deposited in the Trust, in their
discretion, for the election of all but three of the Directors (there are currently eight Directors and two vacancies on Roundy's Board of Directors). On other matters submitted to a vote of stockholders (including
the election of one Director each year), the Trustees
are required to vote the shares deposited in the Trust
as a block as directed by a vote of the holders of outstanding Voting Trust Certificates (with each share of Class A Common in the Trust entitling the depositor thereof to one vote). With respect to the election of the Director to be elected by the Voting Trust
Certificate holders, the candidate receiving the
greatest number of votes from among the Voting Trust Certificate holders shall receive all of the votes represented by shares held in the Voting Trust. On all other matters submitted to a vote of the Voting Trust Certificate holders, the shares of Class A Common held in the Voting Trust shall be voted as directed by a
majority of the Voting Trust Certificate holders (except that, with respect to certain fundamental matters submitted to a vote of stockholders, including the
merger of Roundy's, liquidation or sale of all its
assets, the requisite approval is increased to a two-
thirds majority of Voting Trust Certificate holders
unless such action has been recommended by the Board of Directors). The Wisconsin Business Corporation Law
provides shareholders of Wisconsin business
corporations, such as Roundy's, with the right to
dissent from certain corporate actions (for example, a merger, consolidation, certain amendments to the
Articles of Incorporation, and certain other specified corporate transactions) and receive "fair value" for their shares in lieu of any other consideration offered
for such shares in connection with the proposed
transaction or action ("Dissenter's Rights").  Although
the shares of Class A common are held of record by the Trustees of the Voting Trust, the Voting Trust Agreement specifies that Voting Trust Certificate holders are entitled to exercise any Dissenter's Rights which arise
from a proposed corporate action or transaction on the
part of Roundy's, and the Voting Trust Agreement specifies the procedure for a Voting Trust Certificate holder to notify the Trustess of his, her or its intention to exercise such Dissenters' Rights. The Voting Trust Agreement provides further that: (a) in the event the Voting Trust is terminated upon the effectiveness of such corporate
action or transaction on the part of Roundy's, then
shares of Class A Common shall be distributed to the
Voting Trust Certificate holder who shall thereafter be responsible for complying with the appropriate statutory procedures for obtaining "fair value" for such shares, and (b) that, if the Voting Trust is not terminated upon
the effectiveness of such corporate action or
transaction on the part of Roundy's, then a Voting Trust Certificate holder who has notified the Trustees of his, her or its intention to exercise Dissenters' Rights
shall be deemed to have withdrawn such shares from the
Voting Trust and such shares will be distributed to such dissenting shareholder in accordance with the Voting
                           32
Trust Agreement. A meeting of Voting Trust Certificate holders is held prior to each meeting of stockholders for the purpose of presenting to the Certificate holders the matters to be voted upon at the stockholders' meeting. The format of the Voting Trust Certificate holders' meeting follows that of a customary meeting of stockholders with respect to notice and the opportunity to vote in person or by proxy.

Persons holding certificates issued with respect to shares deposited in the Trust (as amended and restated) prior to September 16, 1983 who agreed to the amended and restated Voting Trust Agreement prior to December
17, 1983 have an annual right to withdraw such shares from the Trust. All other Voting Trust Certificate holders must wait until their shares of Class A Common have been on deposit for five full years before becoming entitled to withdrawal rights. No more than one-third of the total number of shares of Class A Common outstanding may be withdrawn in any single calendar year. The Trustees give notice of this right of withdrawal to each person entitled to withdraw shares on or before January 31 of each year, and all withdrawals must take place during the months of February or March.

In addition to the revisions to the Voting Trust
Agreement constituting Amendment 1995-1, the Trustees at their meeting on April 12, 1995 unanimously voted to further amend the Voting Trust Agreement to increase the number of retailer directors to four, and to make corresponding amendments to the related provisions of the Voting Trust Agreement (for example, the number of Retailer-Trustees' terms expiring will now be two in every third year, meaning there will be two vacancies to be filled every third year and that the advisory committee will nominate 5 instead of three to fill 2 seats instead of one). These amendments are not yet effective and will not become effective until voted on by the Voting Trust Certificate holders. It is anticipated that this will occur at a special meeting to be called as soon as practical, at which meeting the Voting Trust Certificate holders will also be asked to vote for the election of the fourth retailer director.
The Trustees do not expect that his will occur for at least the next several months.

All cash dividends received by the Trustees on the shares of Class A Common deposited in the Trust will be paid by them to the Voting Trust Certificate holders.
Any stock dividends payable in Class A Common will be retained by the Trustees and a like number of additional
Voting Trust Certificates will be issued to the depositors.
In the event of a liquidation of Roundy's, all money or property received by the Trustees with respect to the stock deposited in the Trust will be distributed among the depositors in proportion to their respective stock interests in the Trust.

The Voting Trust Agreement provides that there shall be seven Trustees, consisting of two "Officer Trustees"
(currently Gerald F. Lestina and Edward G. Kitz), who shall be officers of Roundy's; two "Independent
Trustees" (currently Robert R. Spitzer serves as one
Independent Trustee - the other Independent Trustee position is vacant), who shall be persons having executive business management experience who are independent from the management and stockholders of Roundy's; and three "Retailer Trustees" (currently John
A. McAdams, Duane G. Tate and David A. Ulrich), who shall be stockholder-customers of Roundy's but may not be Directors. The term of an Officer Trustee is determined by the Board of Directors, and an Officer Trustee automatically ceases to be a Trustee upon ceasing to be an officer of Roundy's. Retailer Trustees and Independent Trustees serve five-year terms. Successor trustees are appointed by majority vote of the remaining
Trustees.

Mr. McAdams is President and stockholder of McAdams, Inc., a stockholder-customer of Roundy's. Mr. Tate is President and principal stockholder of Tate Foods, Inc., a stockholder-customer of Roundy's. Mr. Ulrich is principal stockholder of Mega Marts, Inc., a stockholder-customer of Roundy's. For information concerning Mr.
Lestina and Mr. Kitz see "MANAGEMENT."

                           33

The Voting Trust may be deemed to be an "affiliate" of Roundy's, and the Trustees of the Voting Trust, as a group, may be considered to be "parents" of Roundy's, as these terms are defined in the Securities Act of 1933, as amended, and the regulations thereunder.

                      LEGAL MATTERS

The legality of the Class A Common and Class B Common offered hereby has been passed upon by Whyte Hirschboeck
Dudek S.C., 111 East Wisconsin Avenue, Suite 2100,
Milwaukee, Wisconsin 53202.

                         EXPERTS

The consolidated financial statements of Roundy's, Inc.
and subsidiaries and the related consolidated financial statement schedules as of December 31, 1994 and January
1, 1994 and for each of the three years in the period ended December 31, 1994 included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                     INDEMNIFICATION

Roundy's has, in its By-Laws, established a policy indemnifying officers and directors for liabilities and expenses arising out of their actions in their capacities as officers and directors. This would include indemnification for certain liabilities on the part of officers and directors under the Securities Act of 1933
(the "Securities Act"). It is the public policy of the state of Wisconsin, as expressed in Section 180.0859 of the Wisconsin Business Corporation Law, to require or permit indemnification against claims arising under federal law and state securities laws.

However, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Roundy's pursuant to the foregoing provisions, Roundy's has been informed that in the opinion of the United States
Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities
Act and is therefore unenforceable.


                           34



              INDEX TO FINANCIAL STATEMENTS







                                                                 Page
Roundy's, Inc. and Subsidiaries Audited Financial Statements:


     Independent Auditors' Report                                F-2

     Statements of Consolidated Earnings for each of
       the three years in the period ended December 31, 1994     F-3

     Consolidated Balance Sheets at December 31, 1994
       and January 1, 1994                                       F-4

     Statements of Consolidated Stockholders' Equity
       for each of the three years in the period
       ended December 31, 1994                                   F-6

     Statements of Consolidated Cash Flows for each of
       the three years in the period ended December 31, 1994     F-7

     Notes to Financial Statements                               F-8




                                 F-1

Independent auditors' report

To the Stockholders & Directors of Roundy's, Inc.

We have audited the accompanying consolidated balance sheets of Roundy's Inc. and its subsidiaries as of December 31, 1994 and January 1, 1994 and the related statements of consolidated earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at December 31, 1994 and January 1, 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 9 to the financial statements, the companies changed their method of accounting for income taxes effective December 29, 1991, to conform with Statement of Financial Accounting
Standards No. 109. Deloitte & Touche LLP (signature)

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
February 24, 1995



STATEMENTS of consolidated earnings
For the years ended December 31, 1994, January 1, 1994,
and January 2, 1993
                                      1994           1993            1992
Revenues:                       -------------- -------------- --------------
   Net sales and service fees   $2,461,509,600 $2,480,254,200 $2,491,292,900
   Other-net                         3,892,300      6,526,600      3,290,100
                                -------------- -------------- --------------
                                2,465,401,900  2,486,780,800   2,494,583,000
                                -------------- -------------- --------------
Costs and Expenses:
   Cost of sales                2,230,645,500  2,248,336,000   2,252,976,400
   Operating and administrative   214,221,900    206,253,600     211,949,500
   Interest                         9,479,300     12,138,100      13,128,900
                                -------------- -------------- --------------
                                2,454,346,700  2,466,727,700   2,478,054,800
                                -------------- -------------- --------------
Earnings Before Patronage
Dividends                          11,055,200     20,053,100      16,528,200

Patronage Dividends                                5,300,700       5,134,700
                                 -------------- -------------- -------------
Earnings Before Income Taxes       11,055,200     14,752,400      11,393,500
                                 -------------- -------------- -------------
Provision (Credit) for Income Taxes:
   Current-Federal                  7,863,700      5,797,000       4,521,500
          -State                    2,290,100      1,740,200       1,237,000
          -Jobs and other tax
              credits                (448,700)      (485,500)       (452,100)
   Deferred                        (5,204,000)    (1,078,000)       (606,000)
                                 -------------- -------------- -------------
                                    4,501,100      5,973,700       4,700,400
                                 -------------- -------------- -------------
Earnings Before Extraordinary Items
   and Cumulative Effect of
   Accounting Change                6,554,100      8,778,700       6,693,100

Extraordinary Loss on Early
   Extinguishment of Long-Term
   Debt (Net of Income Tax
   Benefit of $511,000)                             (751,000)

Cumulative Effect of Accounting
   Change                                                            660,000
                                 -------------- -------------- -------------
Net Earnings                     $  6,554,100  $   8,027,700 $     7,353,100
                                 ============== ============== =============

See notes to consolidated financial statements.

CONSOLIDATED balance sheets As of December 31, 1994 and
January 1, 1994
                                            1994                1993
                                        ------------       ------------
Assets
Current Assets:
   Cash and cash equivalents            $ 40,268,800       $ 25,845,600
   Notes and accounts receivable,
      less allowance for losses,
      $11,000,400 and $8,766,500,
      respectively                        95,105,500         99,826,500
   Merchandise inventories               157,195,700        153,169,500
   Prepaid expenses                        5,774,200          6,956,800
   Future income tax benefits              5,691,800          4,281,800
                                        ------------       ------------
        Total current assets             304,036,000        290,080,200
                                        ------------       ------------
Other Assets:
   Notes receivable                       14,631,300         14,894,700
   Other real estate                       6,584,200          7,343,000
   Deferred expenses and other             7,066,200          7,885,100
   Deferred income tax benefit             3,060,000
                                        ------------       ------------
        Total other assets                31,341,700         30,122,800
                                        ------------       ------------
Property and Equipment:
   Land                                    5,883,000          5,100,600
   Buildings                              43,934,300         39,668,000
   Equipment                              82,413,000         71,508,900
   Capitalized equipment leases            1,550,000          2,300,000
   Leasehold improvements                 13,429,100         11,939,300
                                        ------------       ------------
                                         147,209,400        130,516,800
   Less accumulated depreciation
      and amortization:
        Owned                             76,561,200         68,721,000
        Leased                             1,373,700          1,906,700
                                        ------------       ------------
        Property and equipment-net        69,274,500         59,889,100
                                        ------------       ------------
                                        $404,652,200       $380,092,100
                                        ============       ============
See notes to consolidated financial statements.

                                            1994                1993
                                        ------------       ------------
Liabilities and Stockholders' Equity

Current Liabilities:
   Notes payable                        $                  $    139,600
   Current maturities of long-term debt    5,678,600          8,920,700
   Accounts payable                      166,024,700        130,187,600
   Accrued expenses                       36,036,000         36,778,500
   Income taxes                            4,483,200            410,900
                                        ------------       ------------
        Total current liabilities        212,222,500        176,437,300

Long-Term Debt, Less Current Maturities   88,226,700        113,044,700

Deferred Income Taxes                                           600,000

Other Liabilities                         13,784,300          3,944,000
                                        ------------       ------------
         Total liabilities               314,233,500        294,026,000
                                        ------------       ------------

Commitments and Contingencies  (Note 10)


Stockholders' Equity:
   Common stock:
     Voting (Class A)                         17,500             19,400
     Non-voting (Class B)                  1,443,000          1,425,400
                                        ------------       ------------
        Total common stock                 1,460,500          1,444,800
   Amount related to recording
      minimum pension liability             (112,700)          (308,700)
   Patronage dividends payable
      in common stock                                         3,263,000
   Additional paid-in capital             23,159,700         20,388,900
   Reinvested earnings                    65,911,200         61,278,100
                                        ------------       ------------
        Total stockholders' equity        90,418,700         86,066,100
                                        ------------       ------------
                                        $404,652,200       $380,092,100
                                        ============       ============

STATEMENTS of consolidated stockholders' equity
For the years ended December 31, 1994, January 1, 1994 and
January 2, 1993

                                       Common Stock                  Patronage
                              ---------------------------------------Dividends     Additional
                                  Class A          Class B           Payable in      Paid-in   Reinvested
                                  Shares  Amount   Shares     Amount Common Stock    Capital   Earnings
                              ----------------------------------------------------------------------------
                              <>
Balance, December 28, 1991     16,000  $20,000 1,153,484 $1,441,900  $ 2,212,000  $14,740,800  $52,501,900
   Net earnings                                                                                  7,353,100
   Common stock issued          1,200    1,500    52,184     65,200   (2,212,000)   3,029,300
   Common stock purchased      (1,100)  (1,400)  (64,110)   (80,100)                 (903,100)  (2,806,200)
   Patronage dividends payable
      in common stock                                                  3,210,000
                              ----------------------------------------------------------------------------

Balance, January 2, 1993       16,100   20,100 1,141,558  1,427,000    3,210,000   16,867,000   57,048,800
   Net earnings                                                                                  8,027,700
   Common stock issued            700      900    82,193    102,700   (3,210,000)   5,058,100
   Common stock purchased      (1,300)  (1,600)  (83,449)  (104,300)               (1,536,200)  (3,798,400)
   Patronage dividends payable
      in common stock                                                  3,263,000
                              ----------------------------------------------------------------------------
Balance, January 1, 1994       15,500   19,400 1,140,302  1,425,400    3,263,000   20,388,900   61,278,100
   Net earnings                                                                                  6,554,100
   Common stock issued            700      900    52,138     65,200   (3,263,000)   3,516,200
   Common stock purchased      (2,200)  (2,800)  (38,077)   (47,600)                 (745,400)  (1,921,000)
                              ----------------------------------------------------------------------------
Balance, December 31, 1994     14,000  $17,500 1,154,363 $1,443,000  $         0  $23,159,700  $65,911,200
                              ============================================================================

See notes to consolidated financial statements.

STATEMENTS of consolidated cash flows
For the years ended December 31, 1994, January 1, 1994 and
January 2, 1993
                                     1994          1993          1992
                                 ------------   ------------  ------------
Cash Flows From Operating
Activities:
   Net earnings                  $  6,554,100   $  8,027,700  $ 7,353,100
   Adjustments to reconcile
     net earnings to net
     cash flows provided by
     operating activities:
     Depreciation and
       amortization                12,756,500     12,913,200    13,350,100
     Extraordinary loss on
       early extinguishment
       of debt                                       751,000
     Cumulative effect of
       accounting change                                          (660,000)
     Allowance for losses           9,166,600      6,738,600     5,772,900
     Gain on sale of property
       and equipment and other
       productive assets           (1,087,700)    (3,680,300)   (1,105,700)
     Increase in closed
       facility reserve             8,000,000      1,000,000       500,000
     Patronage dividends payable
       in common stock                             3,263,000     3,210,000
   (Increase) decrease in operating
     assets, net of the effects
     of disposition:
     Accounts receivable           (5,012,600)   (13,819,500)   (3,462,100)
     Merchandise inventories       (4,026,200)    11,038,700    (2,273,400)
     Prepaid expenses               1,182,600     (2,105,000)     (219,900)
     Future income tax benefits    (1,410,000)       295,000    (1,218,000)
     Other real estate                758,800       (802,300)      245,200
     Deferred expenses and
       other assets                   323,300        (27,700)     (330,700)
     Deferred income tax benefit   (3,060,000)
   Increase (decrease) in operating
     liabilities, net of the
     effects of disposition:
     Accounts payable              35,837,100      7,715,000    (4,432,700)
     Accrued expenses              (1,582,700)      (227,100)   (2,393,000)
     Income taxes                   4,072,300       (724,400)      (16,700)
     Deferred income taxes           (734,000)    (1,373,000)      232,000
     Other liabilities              3,015,300        796,200       757,800
                                 ------------   ------------  -------------
   Net cash flows provided by
     operating activities          64,753,400     29,779,100    15,308,900
                                 ------------   ------------  -------------
Cash Flows From Investing Activities:
   Capital expenditures           (22,316,600)   (13,354,800)  (15,332,300)
   Proceeds from sale of
     property and equipment and
     other productive assets        1,753,200     11,017,900     3,096,800
   (Increase) decrease in notes
     receivable                       830,400      4,602,500    (3,976,500)

                                 ------------   ------------  -------------
   Net cash flows (used in)
     provided by investing
     activities                   (19,733,000)     2,265,600   (16,212,000)
                                 ------------   ------------   -----------
- -
Cash Flows From Financing Activities:
   Proceeds from long-term
     borrowings                                   45,000,000    48,000,000
   Principal payments and
     defeasance of long-term
     debt                         (24,818,000)   (68,637,400)  (51,862,400)
   Increase (decrease) in notes
     payable and current
     maturities of long-term debt  (3,381,700)     1,015,100       909,200
   Proceeds from sale of common
     stock                            319,300      1,951,700       884,000
   Common stock purchased          (2,716,800)    (5,440,500)   (3,790,800)
                                 ------------   ------------   ------------
   Net cash flows (used in)
     financing activities         (30,597,200)   (26,111,100)   (5,860,000)
                                 ------------   ------------   ------------
Net Increase (Decrease) in Cash
  and Cash Equivalents             14,423,200      5,933,600    (6,763,100)
Cash And Cash Equivalents,
  Beginning Of Year                25,845,600     19,912,000    26,675,100
                                 ------------   ------------  -------------
Cash And Cash Equivalents,
  End Of Year                    $ 40,268,800   $ 25,845,600  $ 19,912,000
                                 ============   ============  =============
Cash Paid During The Year For:
 Interest                      $  9,775,300   $ 13,100,200   $ 14,482,100
 Income Taxes                     5,163,300      7,805,700      5,703,300

See notes to consolidated financial statements.

NOTES to consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   Description of business--The company is primarily engaged in the distribution of food products and related non-food items through retail supermarkets, many of which are owned by stockholder-customers or the company.

   Fiscal year--The company's fiscal year is the 52 or 53 week period ending the Saturday nearest to December 31. The years ended December 31, 1994 and January 1, 1994 included 52 weeks. The year ended January 2, 1993 included 53 weeks.

   Consolidation practice--The financial statements include the accounts of the company and its subsidiaries.
   Significant intercompany balances and transactions are eliminated.

   Cash and cash equivalents--The company considers all highly liquid investments, with maturities of three months or less when acquired, to be cash equivalents.

   Inventories--Inventories are recorded at the lower of cost, on the first-in, first-out method, or market.

   Depreciation--Depreciation and amortization of property and equipment are computed primarily on the straight-line method over their estimated useful lives, which are generally thirty-one years for buildings, three to ten years for equipment and five to twenty years for leasehold improvements. Equipment under capitalized leases are amortized over the terms of the respective leases.

   Closed facility costs--When a facility is closed the remaining investment, net of expected salvage value, is expensed. For properties under lease agreements, the present value of any remaining future liability under the lease, net of expected sublease recovery, is also expensed. The amounts charged to operations for the present value of these remaining future liabilities were $8,000,000, $1,000,000 and $500,000 in 1994, 1993 and
   1992, respectively.

   Income Taxes--Prior to 1992, the company provided deferred income taxes in accordance with Statement of Financial Accounting Standards No. 96. Effective December 29, 1991, the company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

2. DISPOSITION
   On August 28, 1993, the company completed the sale of its dairy and ice cream operations. The sale price of $14,976,500 consisted of cash of $9,649,600 and liabilities assumed by the purchaser of $5,326,900. The sale resulted in a pretax gain of $3,254,100 which is included in other revenues in the 1993 Statement of Consolidated Earnings.

3. PATRONAGE DIVIDENDS
   The company's By-Laws require that for each of the last three fiscal years, to the extent permitted by the Internal Revenue Code, patronage dividends are to be paid out of earnings from business transacted with stockholder-customers in an amount which will reduce the net earnings of the company to an amount which will result in a 10% increase in the book value of its common stock. The dividends are payable at least 20% in cash and the remainder in Class B common stock. Dividends for the years ended January 1, 1994 and January 2, 1993 were payable 30% in cash. There were no patronage dividends for the year ended December 31, 1994 because the company did not meet the requirement to increase the book value of its common stock by 10%.

4. NOTES RECEIVABLE
   The company extends long-term credit to certain independent retailers it serves to be used primarily for store expansion or improvements. Loans to independent retailers are primarily collateralized by the retailer's inventory and equipment. Interest rates are generally in excess of the prime rate and terms of the notes are up to 10 years. Included in current notes and accounts receivable are amounts due within one year totalling $7,569,700 and $9,661,400 at December 31, 1994 and January
   1, 1994, respectively. Long-term notes receivable at December 31, 1994 and January 1, 1994 are net of an allowance for losses of $916,000 and $1,483,000, respectively.

5. LONG-TERM DEBT

   Long-term debt, exclusive of current maturities, consists
   of the following at the respective year-ends:
                                                  1994         1993
                                              ------------  ------------
   Senior unsecured notes payable:
      10.31%, due 1996 to 1999                $  6,000,000  $ 15,250,000
      9.26%, due 1996 to 2001                   15,000,000    17,500,000
      7.57% to 8.26%, due 1996 to 2008          21,600,000    22,300,000
      6.94%, due 1997 to 2003                   45,000,000    45,000,000
   Notes payable under revolving
      credit agreements                                       10,000,000
   Other long-term debt                            391,800     1,683,900
   Obligations under capitalized leases            234,900     1,310,800
                                              ------------  ------------
   Total                                      $ 88,226,700  $113,044,700
                                              ============  ============

   At December 31, 1994, $70,000,000 was available to the company under its revolving credit agreements. The loan agreements include, among other provisions, minimum working capital and net worth requirements and limit stock repurchases and total debt outstanding.

   In December 1993, the company completed a private placement of $45,000,000 of 6.94% Senior Unsecured
   Notes. Proceeds were used to prepay $25,000,000 of 11.26% outstanding Senior Unsecured Notes and to reduce notes payable under revolving credit agreements.
   Proceeds used to prepay the 11.26% Senior Unsecured
   Notes were placed in an irrevocable trust and, as a result, this debt was considered to be defeased and the liability was removed from the consolidated financial statements. The extraordinary loss on the early extinguishment of the 11.26% Senior Unsecured Notes totalled $1,262,000, before applicable income tax benefit of $511,000.

   Repayment of principal on long-term debt outstanding, excluding obligations under capitalized leases (see Note
   10), is as follows:

   1995                                       5,470,900
   1996                                       4,723,100
   1997                                      11,654,100
   1998                                      11,656,800
   1999                                      11,659,700
   Thereafter                                48,298,100

6. FAIR VALUE OF FINANCIAL INSTRUMENTS
   The company's financial instruments, as defined in Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," consist primarily of accounts and notes receivable, accounts payable, notes payable and long-term debt. The carrying amounts for accounts and notes receivable, accounts payable and notes payable approximate their fair values. Based on the borrowing rates currently available to the company for long-term debt with similar terms and maturities, the fair value of long-term debt, including current maturities, was approximately $91,240,000 and $126,700,000 as of December 31, 1994 and January 1, 1994,
   respectively.

NOTES to consolidated financial statements  continued

7. COMMON STOCK
   The authorized capital stock of the company is 60,000 shares of Class A common stock and 2,400,000 shares of Class B common stock, each with a par value of $1.25 a share. Inactive customers are required to exchange Class
   A voting stock held for Class B non-voting stock.

   The issuance and redemption of common stock is based on the book value thereof as of the preceding year-end. The yearend book value was $77.40, $71.65 and $65.10 for 1994, 1993 and 1992, respectively. The company is obligated, upon request, to repurchase common stock held by inactive customers or employees. The amount available for such repurchases in any year is subject to limitations under certain loan agreements.

   Effective November 1991, the Board of Directors adopted the 1991 Stock Incentive Plan (the "Plan") under which up to 75,000 shares of Class B common stock may be issued pursuant to the exercise of stock options. The Plan also authorizes the grant of up to 25,000 stock appreciation rights ("SARs"). Options and SARs may be granted to senior executives and key employees of the company by the Executive Compensation Committee of the Board of Directors. No options or SARs may be granted under the Plan after November 30, 2001.

   Option and SAR transactions are as follows:
                                          Options    SARs       Price
                                          --------  ------  -------------
      Outstanding, December 28, 1991        30,000  10,000        $53.75
        Granted                             15,000   5,000         58.75
                                          --------  ------  -------------
     Outstanding, January 2, 1993           45,000  15,000   53.10-58.75
        Granted                             15,000   5,000         65.10
        Exercised                          (15,333)          53.10-65.10
        Cancelled                           (1,500) (1,500)  53.10-65.10
                                          --------  -------  ------------
      Outstanding, January 1, 1994          43,167  18,500   53.10-65.10
        Exercised                           (3,667)          58.75-65.10
                                          --------  ------- -------------
     Outstanding, December 31, 1994         39,500  18,500  $53.10-$65.10
                                          ========  ======= =============
     Available for grant after
        December 31, 1994                   16,500   6,500
                                          ========  =======

   Options granted become exercisable based on the vesting rate which ranges from 20% at the date of grant to 100% eight years from the date of grant. As of December 31, 1994, options were exercisable for 26,566 shares at $53.10-$65.10 per share.

   SAR holders are entitled, upon exercise of a SAR, to receive cash in an amount equal to the excess of the book value per share of the company's common stock as of the last day of the company's fiscal year immediately preceding the date the SAR is exercised over the base price of the SAR. SARs granted become exercisable based on the vesting rate which ranges from 20% on the last day of the fiscal year of the grant to 100% eight years from the last day of the fiscal year of the grant.
   Compensation expense was not material in 1994, 1993 and 1992. As of December 31, 1994, 7,800 SARs were exercisable at $53.10-$65.10 per SAR.

   In the event of a change in control of the company, all options and SARs previously granted and not exercised, become exercisable.

8. EMPLOYEE BENEFIT PLANS

   Substantially all non-union employees of the company and employees of its subsidiaries are covered by defined benefit pension plans. Benefits are based on either years of service and the employee's highest compensation during five of the most recent ten years of employment or on stated amounts for each year of service. The company intends to annually contribute only the minimum contributions required by applicable regulations.

The following sets forth the funded status of the plans at December 31, 1994 and January 1, 1994:



                                  1994                     1993
                              Assets    Accumulated   Assets    Accumulated
                              Exceed      Benefits    Exceed     Benefits
                            Accumulated   Exceed    Accumulated   Exceed
                             Benefits     Assets     Benefits     Assets
                           -----------  ----------  ----------- ----------
Actuarial present value of:
  Vested benefit
     obligation            $18,742,100  $2,816,400  $18,843,000 $ 3,234,100
                           ===========  ==========  =========== ===========
Accumulated benefit
    obligation             $20,704,000  $2,994,100  $21,103,200 $ 3,425,600
                           ===========  ==========  =========== ===========
Projected benefit
    obligation             $24,009,500  $2,994,100  $25,118,300 $ 3,425,600
Plan assets (primarily
    listed stocks and
    bonds) at market value  24,006,500   2,119,400   25,688,200   1,978,300
                           -----------  ----------  ----------- ------------
Projected benefit obligation
  (in excess of) or less
  than plan assets              (3,000)   (874,700)     569,900  (1,447,300)
Unrecognized net (gain)
  or loss                     (945,200)    189,700     (688,100)    519,700
Prior service cost not yet
  recognized in net periodic
  pension cost                 395,600      68,300      595,700      73,100
Unrecognized net asset      (1,243,500)              (1,404,300)
Adjustment required to
  recognize minimum
  liability                               (257,900)                (592,800)
                           -----------  ----------  -----------  -----------
Accrued pension cost      $(1,796,100) $ (874,600) $  (926,800)  $(1,447,300)
                           ===========  ==========  ===========  ===========


   The assumptions used in the accounting were as follows:

                                                   1994    1993     1992
                                                 ------  ------   ------
   Discount rate                                   8.25%   7.50%    9.50%
   Rate of increase in compensation levels         4.00%   4.00%    5.00%
   Expected long-term rate of return of assets     9.00%   9.00%    9.50%

   The changes in actuarial assumptions in 1994 resulted in a $3,218,000 decrease in the projected benefit obligation in 1994, and is expected to result in an insignificant decrease in the 1995 pension expense. In accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the company has recorded a minimum liability of which $112,700 and $308,700, net of income taxes, is reflected as a reduction of stockholders' equity in 1994 and 1993, respectively.

  Net pension cost for the foregoing defined benefit plans
  includes the following components:
                                            1994       1993        1992
                                         ----------  ----------  ----------

    Service cost-benefits earned
      during the year                    $1,756,800  $1,314,800  $1,263,200
   Interest on projected benefit
      obligation                          2,020,600   1,881,000   1,658,900
   Actual (return) on plan assets         1,013,200  (2,251,200) (2,007,400)
   Net amortization and deferral         (3,625,300)   (247,500)   (321,200)
                                         ----------  ----------  ----------
      Net pension cost                   $1,165,300  $  697,100  $  593,500
                                         ==========  ==========  ==========


   The company and its subsidiaries also participate in various multi-employer plans which provide defined benefits to employees under collective bargaining agreements. Amounts charged to pension expense for such plans were $3,705,300, $3,437,500 and $3,500,400 in 1994,
   1993 and 1992, respectively. Also, the company has a defined contribution plan covering substantially all salaried and hourly employees not covered by a collective bargaining agreement. Total expense for the plan amounted to $507,500, $513,700 and $508,200 in 1994, 1993 and 1992, respectively.

   Effective January 3, 1993, the Company adopted the provisions of the Statement of Financial Accounting
   Standards No. 106, "Employers' Accounting for
   Postretirement Benefits Other Than Pensions," which covers health care and other welfare benefits provided to retirees and Statement of Financial Accounting
   Standards No. 112, "Employers' Accounting for
   Postemployment Benefits" issued by the Financial
   Accounting Standards Board. The adoption of these statements, using the immediate recognition basis, did not have an effect on the accompanying consolidated financial statements.

NOTES to consolidated financial statements continued

9. INCOME TAXES
   Effective December 29, 1991, the company adopted
   Statement of Financial Standards No. 109, "Accounting for Income Taxes." The company elected to reflect the effect of this accounting principle change as a cumulative effect adjustment as of December 29, 1991.

   Federal income tax at the statutory rates of 35% in 1994
   and 1993 and 34% in 1992 and income tax expense as
   reported, are reconciled as follows:
                                              1994       1993      1992
                                           --------- ---------- ----------
   Federal income tax at statutory rates $3,869,300 $5,163,300 $3,873,800 State income taxes, net of federal
      tax benefits                           720,000  1,131,100    816,400
   Jobs and other tax credits               (448,700)  (485,500)  (452,100)
   Other-net                                 360,500    164,800    462,300
                                          ---------- ---------- ----------
   Income tax expense                     $4,501,100 $5,973,700 $4,700,400
                                          ========== ========== ==========


   The approximate tax effects of temporary differences at December 31, 1994 and January 1, 1994 are as follows:

                                       1994                                  1993
                         -----------------------------------------------------------------------
                           Assets    Liabilities     Total      Assets    Liabilities  Total
                         ----------- -----------  -----------  ---------- ----------- ----------
Allowance for doubtful
   accounts              $ 2,613,000              $2,613,000   $1,652,000              $1,652,000
Merchandise inventories              $  (817,200)   (817,200)             $  (466,200)   (466,200)
Employee benefits          2,580,000               2,580,000    2,296,000               2,296,000
Accrued expenses not
   currently deductible    1,316,000               1,316,000      799,000                 799,000
Other                                                               1,000                   1,000
                         ----------- -----------  ----------   ---------- -----------   ----------
Current                    6,509,000    (817,200)  5,691,800    4,748,000    (466,200)  4,281,800
                         ----------- -----------  ----------   ---------- -----------   ----------
Allowance for doubtful
   accounts                  359,000                 359,000      582,000                 582,000
Depreciation and amortization         (2,865,000) (2,865,000)              (2,998,000) (2,998,000)
Employee benefits          2,883,000               2,883,000    1,745,000               1,745,000
Accrued expenses not
   currently deductible    2,676,000               2,676,000
Other                          7,000                   7,000       71,000                  71,000
                         ----------- -----------  ----------   ---------- ------------ ----------
Noncurrent                 5,925,000  (2,865,000)  3,060,000    2,398,000  (2,998,000)   (600,000)
                         ----------- -----------  ----------   ---------- ------------ ----------
Total                    $12,434,000 $(3,682,200) $8,751,800   $7,146,000 $(3,464,200) $3,681,800
                         =========== ===========  ==========   ========== ============ ==========

10. LEASE OBLIGATIONS AND CONTINGENT LIABILITIES
    Rental payments and related subleasing rentals under operating leases are as follows:

                             RENTAL PAYMENTS
                             ------------------  SUBLEASING
                           MINIMUM   CONTINGENT    RENTALS
                         ----------- ----------- -----------
    1992                 $36,778,100  $  363,400 $18,590,300
    1993                  36,675,800     398,800  18,985,200
    1994                  36,268,800     448,300  22,329,500

    Contingent rentals may be paid under certain store leases on the basis of the store's sales in excess of stipulated amounts.

    Future minimum rental payments under long-term leases are as follows at December 31, 1994:

                                                OPERATING   CAPITALIZED
                                                 LEASES      LEASES
                                              ------------  -----------
    1995                                      $ 33,920,300     $247,600
    1996                                        29,169,700      180,800
    1997                                        25,811,800       76,000
    1998                                        24,636,400
    1999                                        23,827,700
    Thereafter                                 216,515,700
                                              ------------  -----------
    Total                                     $353,881,600      504,400
                                              ============
    Amount representing interest                                 61,800
                                                            -----------
Present value of net minimum lease payments                     442,600
Current portion                                                 207,700
                                                            -----------
Long-term portion                                              $234,900
                                                            ===========


   Total minimum rentals to be received in the future under non-cancelable subleases as of December 31, 1994 are $285,161,000.

   The company has guaranteed customer and employee bank loans and customer leases amounting to $3,879,400 and $924,800, respectively, at December 31, 1994.

   The company is involved in various claims and litigation arising in the normal course of business. In the opinion of management, the ultimate resolution of these actions will not have a material effect on the company's financial position and results of operations.

11.EARNINGS PER SHARE
   Earnings per share are not presented because they are not deemed meaningful. See Notes 3 and 7 relating to patronage dividends and common stock repurchase requirements.

                                                               Exhibit A
                     ROUNDY'S, INC.

                 Subscription Agreement

     The undersigned customer/employee/director of
Roundy's, Inc. ("Roundy's") hereby subscribes for and agrees to purchase _________ shares of Class A Common
Stock and/or _____________ shares of Class B Common Stock of Roundy's, at the price per share set forth below, being equal to the Book Value per share of such Common
Stock as of the close of the most recently ended fiscal year of Roundy's, as determined by Roundy's audited financial statements and adjusted for subsequent stock dividends and stock splits. The undersigned acknowledges receipt of a Prospectus dated ______________, 19__ relating to Roundy's offer of the Class A or Class B Common Stock subscribed for hereby.

   The undersigned represents that the undersigned is purchasing such securities for the undersigned's own account, for investment only and not for resale or distribution. The undersigned further acknowledges and understands that in no event may the Class A nor Class B
Common Stock be pledged, transferred or hypothecated without Roundy's prior written consent. The undersigned acknowledges and agrees to be bound by the provisions of
Section 7.11 of Roundy's By-Laws (as the same may be amended and in effect from time to time) imposing limitations on the ownership of Roundy's Class A Common
Stock and providing for the conversion of shares of Class A Common Stock into shares of Class B Common
Stock, upon the occurrence of a "Customer/Shareholder
Termination" as that term is defined in Roundy's By-
Laws.

     This paragraph applies only to subscriptions by customers with a Buying Deposit Deficit: The shares purchased hereby shall become a part of the undersigned's Buying Deposit pursuant to the Buying
Deposit Agreement previously entered into by the undersigned for the Store Location (Customer Number) set forth below. If so indicated below, the undersigned hereby directs Roundy's to apply the amount set forth below, from funds previously deposited by the undersigned with Roundy's, against the subscription price provided for herein.

     Roundy's, by accepting this Subscription Agreement,
agrees to be bound by the Statement of Policy Regarding Repurchase of Stock set forth as Exhibit D to Roundy's Prospectus, as such Statement of Policy may be amended from time to time.
                                 ________________________________
                                 Legal Name of Subscriber
Applicable Federal
Identification or
Social Security Number
______________________           By ____________________________
   (Name)                                    (Title)
Dated______________, 19____      Customer Number _________
                                  (If applicable)
                                 Mailing Address:
                                 ________________________________
                                 City ___________________________
                                 State __________________Zip_____

Price per Share:                               $___________________
Total Subscription Price:                      $___________________
Amount to be applied from funds on deposits: $___________________ Cash remitted with this Subscription Agreement:$___________________ Agreement Accepted:

Roundy's, Inc.

By:_____________________________ Date:_____________________________



                           A-1

                                                          Exhibit B
                     ROUNDY'S, INC.
                Buying Deposit Agreement


     The undersigned customer of Roundy's, Inc.
("Roundy's") hereby agrees to establish a Buying Deposit with Roundy's in the total amount set forth below, and to make monthly installment payments of such Buying Deposit to Roundy's as set forth below. The amount of the Buying
Deposit has been computed as an amount equal to the estimated amount of purchases by the undersigned from Roundy's, with respect to the store location identified below ("Store Location") over a two week period, with a minimum amount of $20,000. The total Buying Deposit will be established by periodic payments to be made by the undersigned to Roundy's in accordance with the amortization schedule set forth below. It is understood that Roundy's shall have the right to increase the amount of the Buying Deposit at any time, in which event the amortization schedule set forth below shall be adjusted accordingly.

   To fulfill its obligation to establish such Buying
Deposit, the undersigned may from time to time subscribe for and purchase shares of Roundy's Class A and/or Class
B Common Stock pursuant to Roundy's Policy Regarding
Issuance and Sales of Roundy's Stock (adopted December 7,
1993; effective January 1, 1994, as amended) (a copy of which the undersigned acknowledges having received as an exhibit to the Prospectus dated April ____, 1995 for Roundy's Common Stock (the "Prospectus"), which has been provided to the undersigned). The undersigned acknowledges that such Policy may be amended, modified, suspended or terminated at any time and from time to time in the discretion of Roundy's Board of Directors, and that by accepting this Buying Deposit Agreement, Roundy's has not undertaken any obligation to issue or sell any shares of its stock to the undersigned except to the extent provided in such Policy, as the same may exist and be in effect from time to time.

     Installment payments made to Roundy's from time to time will be retained by Roundy's as a part of the undersigned's Buying Deposit, and will be applied to the undersigned's purchase of shares of Roundy's Common Stock only at such times and in such amounts as the undersigned may designate (subject to the preceding paragraph and the Policy described therein) pursuant to a subscription agreement executed by the undersigned in the form attached hereto.

     Roundy's, by accepting this Buying Deposit
Agreement, agrees to be bound by the Statement of Policy
Regarding Repurchase of Stock set forth as Exhibit D to the Prospectus, as such Statement of Policy may be amended from time to time.

     The undersigned understands that patronage dividends, if any, paid to the undersigned in Class B
Common Stock from and after the date hereof, until the Buying Deposit is satisfied, will be credited against the installment payments of the undersigned's Buying Deposit in the inverse order of the due dates of such installments, at a price per share equal to the Book Value of such shares as of the fiscal yearend immediately preceding the date of their issuance.

     Upon termination of the customer status of the undersigned with Roundy's for any reason or if the undersigned at any time shall not have made payments due from it to Roundy's in the manner and within the time limits established by Roundy's, Roundy's shall have the right to reimburse itself out of the undersigned's Buying
Deposit for any amounts owed to Roundy's by the undersigned.



                                                              Exhibit B
    If the undersigned has previously entered into any prior Buying Deposit Agreement(s) for the Store Location, this Buying Deposit Agreement supersedes and cancels such prior Agreement(s) in their entirety.


_______________________          ________________________________
Applicable Federal               Legal Name of Subscriber
Identification or
Social Security Number

_______________________          By ____________________________
         (Name)                               (Title)
Dated _________________, 19___   Customer Number

                                 Mailing Address:
                                 ________________________________
                                 City ___________________________
                                 State___________________________
                                 Zip Code __________________


      BUYING DEPOSIT - MONTHLY INSTALLMENT PAYMENTS

1.   Total Buying Deposit          _______________________

2.   Less down payment             _______________________

3.   Balance to be amortized       _______________________

4.   Estimated weekly retail sales _______________________




                    Check          Monthly Buying Deposit Installment
Weekly Retail Sales  One             1st Year       2nd Year  3rd Year
$ 40,000 - $100,000 _____              $  300         $  400   $  500
$100,000 - $200,000 _____                 750            900    1,050
Over $200,000       _____               1,000          1,250    1,500

Payment beginning (nearest 15th day of month following down payment)

Approved:_____________________________________________
Retail Counselor, Roundy's, Inc.

Accepted:_____________________________________________

Sales Manager, Roundy's, Inc.


A-3

                                                            Exhibit C
Article V of By-Laws of Roundy's, Inc., as amended by the Board of Directors on December 12, 1989


                      FISCAL YEAR
           ACCOUNTING AND PATRONAGE REBATES


     The corporation is obligated to its Common stockholders on a patronage basis or bases for all amounts received by it resulting from sales to them as defined and limited herein.

     5.1 Patronage Dividends. Patronage dividends shall accrue to Class A Common stockholders of the corporation out of net earnings from business done with such stockholders and shall be determined and distributed for each fiscal year pursuant to existing provisions of the Internal Revenue Code; provided further that patronage dividends of the corporation will be determined on the basis of the net sales of the corporation to each Class A Common stockholder and paid in an amount which will reduce net income of the corporation to such amount as will result in an increase of ten percent (10%) in the net book value (as determined by the corporation's independent certified public accountants) of the corporation's outstanding shares as of the close of such fiscal year.
The computation of the amount of patronage dividends payable to Class A Common stockholders shall be made after the determination of patronage dividends payable to nonstockholder-customers.

     5.2 Determination of Patronage Dividends. Patronage dividends shall be determined from the records of the corporation as soon as practicable after the close of the corporation's fiscal year, and the Class A Common stockhold ers shall be promptly advised of the amount of their respective patronage dividend and the method of payment of such patronage dividend.

    5.3 Consent. Each person who hereafter becomes a Class A Common stockholder of this corporation and each Class A Common stockholder of this corporation on the effective date of this By-Law who continues as a Class
A Common stockholder after such date shall, by such act alone, consent that the amount of any distributions with respect to his patronage occurring after January
3, 1976 which are made in written notices of allocation
(as defined in Section 1388 of the Internal Revenue
Code) and which are received by him from the corporation, will be taken into account by him at their stated dollar amounts in the manner provided in Section
1385(a) of the Internal Revenue Code in the taxable year in which such written notices of allocation are received by him.

     5.4  Payment of Patronage Dividends.

         (a)  Patronage dividends are payable in the
fiscal year following the fiscal year in which accrued, in money, qualified written notices of allocation (as defined by the Internal Revenue Code) or other property
(except nonqualified written notices of allocation as defined by the Internal Revenue Code) provided, however, that at least twenty percent (20%) of the amount of a patronage dividend shall be paid in money or by qualified check as defined by the Internal
Revenue Code.



                          A-4
     5.5  Corporate Accounting and Fiscal Year.

         (a) The accounts of the corporation shall be kept on the accrual basis and reflect assets, liabilities, stockholders' equities and operations in accordance with generally accepted accounting principles.

         (b) The fiscal year of the corporation shall be on a 52-53 week basis ending on the Saturday nearest to December 31st as that method permits.

     5.6 Patronage Dividends to Nonstockholders. The corporation may, in its sole discretion, enter into written agreements obligating itself to pay patronage dividends to nonstockholder-customers.




                                                              Exhibit D
    ROUNDY'S, INC. POLICY RELATING TO REDEMPTION OF
   STOCK BY INACTIVE CUSTOMER SHAREHOLDERS AND FORMER
   EMPLOYEES
                         ARTICLE 1
          Repurchase of Shares by Corporation


     1.01 Agreement to Repurchase. Upon the terms and subject to the conditions set forth in this Policy
(including the applicable provisions of Articles 2 and 3, below), the Corporation shall be obligated to repurchase its shares of Class A Common Stock and Class
B Common Stock after proper request by the holder thereof, or his or its legal representative, at any time after the occurrence of a Customer/ Shareholder
Termination with respect to such stock or an Employee/
Shareholder Termination with respect to such holder.

     1.02 Repurchase in Increments. The Corporation's obligation to repurchase stock shall accrue, subject to the other terms and conditions of this Policy, in annual 20% increments during the five year period beginning on the Repurchase Request Date with respect to such stock. Beginning on the first anniversary date of the Repurchase Request Date, the Corporation shall become obligated to purchase in accordance herewith 20% of the aggregate number of shares of Class A and Class
B Common Stock as to which a proper repurchase request has been received. Such percentage shall be increased to 40% on the second anniversary date of the Repurchase
Request Date, 60% on the third anniversary date, 80% on the fourth anniversary date and 100% on the fifth anniversary date of the Repurchase Request Date.
Regardless of the foregoing, in the event that a Customer/Shareholder Termination or an
Employee/Shareholder Termination occurs as a result of the death of the shareholder and the estate of such shareholder specifically so elects by written notice to the Secretary of the Corporation within 180 days thereafter, the repurchase of not more than the first
$50,000 in value of stock shall be accelerated to the date 180 days after receipt by the Secretary of such written election. Each share shall continue to be outstanding for all purposes until actually repurchased.

     1.03  Calculation of Repurchase Price.  The
repurchase price for each share of stock of the Corporation shall be the Book Value of such share at the date of repurchase.

     1.04  Form of Repurchase Request.  A proper
repurchase request for purposes hereof shall consist of a written notification to the Secretary of the Corporation specifying the number of shares to be repurchased, the reason for such repurchase request, and the date or dates on which a Customer/Shareholder
Termination or Employee/Shareholder Termination occurred with respect to the stock covered by such repurchase request. Such repurchase request must be made in accordance with the procedures specified in
Section 2.02, below.

   1.05  Acknowledgment By Corporation of Repurchase
Request. Subject to the conditions set forth in the Policy (including the applicable provisions of Articles
2 and 3, below), the Secretary shall promptly acknowledge in writing receipt of a repurchase request.
Such acknowledgment shall set forth, among other things, the Repurchase Target Dates with respect to the shares covered by the repurchase request and the Book
Value of the shares at the Repurchase Request Date, and shall enumerate such documents and instruments as may be reasonably required to be delivered to assure the Secretary that the Corporation will receive unencumbered title to the shares to be repurchased.
Neither such acknowledgment nor any other communication made by the Corporation pursuant to this Policy shall be deemed to be an agreement to purchase shares for purposes of this Policy, except subject to all the terms and conditions hereof. After such acknowledgment has been given by the Secretary, a stock repurchase request shall be irrevocable except with the written consent of the Board of Directors.
                          A-6
     1.06 Payment of Repurchase Price. Subject to the terms and conditions of this Policy, the Corporation shall repurchase shares subject to a proper repurchase request by payment of the full purchase price in cash or by check within 10 days after the later of the Repurchase Target Date or the date on which the appropriate stock certificates have been received, in negotiable form, together with any such other documents or instruments as the Secretary shall have requested in its acknowledgment notice given under Section 1.05, all in form reasonably acceptable to the Secretary;
provided, however, that in no event shall the Corporation be obligated to repurchase shares within 90 days after the end of its fiscal year. By mutual agreement of the Corporation and the shareholder, such shares may be repurchased at any time prior to the Repurchase Target Date, but only if no other shareholder has been assigned an earlier
Repurchase Target Date and such shares have not yet been actually repurchased.

     1.07  Limitation on Corporation's Obligation to
Repurchase. The Corporation's obligation to repurchase shares hereunder is subject to (i) all restrictions which may be imposed by applicable law from time to time, and (ii) the limitations (if any) on repurchases of shares contained in any lending or other agreements of the Corporation in force from time to time. In the event the Corporation is precluded during a given period of time from repurchasing shares which are the subject of a repurchase request because of such limitations or if required repurchases are delayed for any other reason (in either case, a "Suspension"), repurchases shall be resumed promptly thereafter in the order of the Repurchase Target Dates which occurred during the period of the Suspension, regardless of the dates the repurchase requests were received and such suspended repurchases shall be made prior to repurchases becoming due on any subsequent Repurchase
Target Date. Notwithstanding the foregoing provisions, stock having a repurchase price of not in excess of $25,000 per shareholder may, in the sole discretion of the Corporation, be repurchased on an accelerated basis in cases of demonstrated hardship.

     1.08  Authority Reserved.

       (a)  No provision of this Policy shall be
construed as limiting the Corporation's authority to repurchase outstanding shares of its stock at the discretion of the Board of Directors or the officers on any other terms at any time; provided however, that no such discretionary purchases shall occur if a Repurchase Target Date has passed with respect to shares required to be repurchased under this Policy and such shares have not yet been repurchased.

       (b)  No provision of this Policy shall be
construed as limiting the authority of the Board of Directors to amend, revise or rescind this Policy.
This Policy does not create, and should not be understood as creating, any vested rights or contractual obligations of the Corporation except, and only to the extent, that no amendment, revision or rescission shall reduce the Repurchase Price payable by the Corporation for shares with respect to which the Repurchase Request Date precedes the date of the resolution of the Board of Directors effecting such amendment, revision or rescission.

     1.09 Adjustments. For all purposes hereof, in the event of a stock split or similar capital change
(excluding regular stock issuances associated with the Corporation's patronage dividends), equitable adjustment will be made to the number of shares to be repurchased and the repurchase price.






                        ARTICLE 2
     Additional Conditions to Repurchase Obligations


     2.01 Notification to Corporation of Certain Termination Events. Each shareholder (or his or its legal representative) shall, as soon as possible after the occurrence of a Customer/Shareholder Termination or an Employee/Shareholder
Termination (occurring otherwise than as a result of the death or retirement of the employee), give written notice of the same to the Secretary of the Corporation, stating the nature and date of such event. If it shall come to the attention of the Corporation that such an event has occurred and no such notice has been received, the Secretary shall give written notice of the same to the record holder of such shares. Any determination so made in good faith by the Corporation, including any determination as to the date upon which a retail food store became or ceased to be an Active Customer, or upon which a Customer/Shareholder
Termination or an Employee/Shareholder Termination occurred, shall be final and binding on all persons.

     2.02 Timing of Repurchase Requests. Requests by shareholders to have their shares of stock redeemed or repurchased pursuant to this policy will be accepted by the Corporation when made in accordance with the following procedures:

        (a)  When Repurchase Requests May Be Made.
Requests by a shareholder to have its stock repurchased or redeemed will be accepted only if made during one of three (3) "window" periods each year -- after the first, second and third fiscal quarters of the Corporation, consisting of the last two weeks of May, August and November, respectively. These "window" periods are subject to closure or modification by management or the Board of Directors of the Corporation if, in the best judgment of management or the Board, it would be inappropriate for the Corporation to be engaged in the purchase or sale of its shares at such time. Requests for redemption will be deemed to have been duly made during these periods if they are received in writing at the Corporation's Pewaukee office during the window period or, if received thereafter, if they were postmarked during the window period.

        (b)  Authority Of The Board To Suspend Or
Deviate From These Requirements. The Board of Directors reserves at all times the authority to alter, suspend or deviate from the requirements of this Section 2.02, in its discretion, to the extent it determines such action to be appropriate.

        (c)  Effective Date.  The provisions of this
Section 2.02 will be effective commencing January 1, 1994.
     2.03  Limitations on Ownership of Class A Common Stock.

         (a)  No person may directly or indirectly
beneficially own shares of Class A Common Stock except a Person who or which directly or indirectly owns an Active Customer or the trustees of a voting trust formed by and for the benefit of such Persons. No Person may directly or indirectly beneficially own more than 100 shares of Class A Common Stock, except that (i) a Person owning and operating (or controlling) more than one
Active Customer at different locations may own not more than 100 shares of Class A Common Stock for each such Active Customer, and (ii) the trustees of a voting trust as set forth in the preceding sentence may be the record holders of such number of shares as may be owned in the aggregate by the depositors thereof.

          (b)  Any holder of shares of Class A Common
Stock shall immediately present his or its certificate(s) representing the same to the Secretary of the Corporation, in negotiable form, upon the occurrence of a Customer/Shareholder Termination with respect to an Active Customer owned and operated (or controlled) by such shareholder.

In the event such shareholder has theretofore owned more than 100 shares of Class A Common Stock, there shall be presented to the Corporation 100 of such shares for each such Active Customer as to which a Customer/ Shareholder
Termination has occurred. Upon receipt of such certificate(s), the Corporation shall issue to and in the name of the record holder thereof a replacement certificate for a like number of shares of Class B
Common Stock. In the event any holder shall fail to surrender such certificates to the Corporation within thirty (30) days after the Customer/Shareholder
Termination, the Corporation may, at any time thereafter, by written notice to the record holder thereof, deem such shares of Class A Common Stock to have been converted into a like number of shares of Class B Common Stock; and thereafter, such shares of Class A Common Stock shall not be deemed outstanding for any purpose and the certificate(s) therefor shall evidence only the right to receive a certificate representing a like number of shares of Class B Common Stock upon proper presentation to the Corporation in negotiable form. The obligations of a shareholder hereunder to surrender and exchange shares of Class A Common Stock shall be binding upon the legal representatives or successors or such shareholder, any purported transferee, and any nominee or trustee of a voting trust holding shares of Class A Common Stock for the benefit of such shareholder, upon notice from the Corporation or otherwise that a Customer/Shareholder
Termination has occurred.

                        ARTICLE 3
                     Effective Date


     3.01 Effective Date. The repurchase provisions set forth in Article 1 of this Policy shall not apply to shares as to which repurchase requests have been filed before January 1, 1991, provided, however, that if the second, third, fourth or fifth anniversary dates of a Repurchase Request Date occur on or after January 1,
1991, the repurchase provisions set forth in Article 1 shall apply to the 20% increments which would be purchased on such anniversary dates as if this Policy had been in effect on the Repurchase Request Date.

     3.02  Applicability.

       (a)  The repurchase provisions set forth in
Article 1 of this Policy shall not apply:

               (1)  With respect to the shares owned by
any person who directly, indirectly or beneficially owns shares of Class A Common Stock in violation of the limitations on ownership contained in Section 2.02(a), above (the "Ownership Limitation") if the shares of Class A Common Stock are determined by the Corporation to have been held in violation of such Ownership
Limitations for a period of ninety (90) days or more.

               (2)  With respect to any shares owned by
any person who is a Claimant, as defined herein.

         (b) In the event that a shareholder who filed a repurchase request on or after January 1, 1991, subsequently becomes subject to the provisions contained in Sections 3.02(a)(1) or (2), the Corporation shall be under no obligation at any time thereafter to repurchase
(or continue to repurchase, if the repurchase in increments had already commenced) any shares from such shareholder.




                           A-9
                        ARTICLE 4
                       Definitions


     4.01  Whenever used in this Policy;

         (a)  "Active Customer" means a retail food
store whose principal source of supply is purchases from the Corporation.

         (b) "Book Value" at any given date means the Book Value of a share of Common Stock (determined according to the annual financial statements prepared by the Corporation, as audited and certified by the Corporation's independent auditors) as of the end of the fiscal year immediately preceding the fiscal year in which such date occurs.

          (c)  "Claimant" means any shareholder of the
Corporation who has asserted and not irrevocably withdrawn such assertion or is otherwise then asserting
(in or in anticipation of any litigation or other proceeding) a challenge (1) to the authority of the Corporation or its Board of Directors to adopt any pending Redemption Policy or to have adopted the then current Redemption Policy or any prior Redemption Policy or to amend or revise any of the same or (2) to the enforceability or validity or the Corporation's interpretation or application of any provision of the then current or any prior Redemption Policy.

         (d) "Customer/Shareholder Termination" occurs whenever an Active Customer owned and operated (or controlled) by a shareholder of the Corporation either
(A) ceases to be an Active Customer, or (B) ceases to be owned and operated (or controlled) by such shareholder, whether by reason of the death, adjudication of incompetency or com plete retirement from business by reason of age or disability of such shareholder (if an individual), the dissolution or termination of such shareholder (if a Person other than an individual), adjudication in bankruptcy, transfer of the Active
Customer or the entity owning or controlling it, or otherwise. In the event the above shall occur with respect to one or more but not all Active Customers owned and operated (or controlled) by a single shareholder of the Corporation, a Customer/Shareholder
Termination shall be deemed to have occurred with respect to that fraction of each class of Common Stock owned by such shareholder as is equal to the fraction produced by dividing the number of Active Customers owned and operated (or controlled) by such shareholder after such event(s) by the number of Active
Customers so owned and operated (or controlled) immediately before such event(s).

         (e) "Employee/Shareholder Termination" occurs, with respect to a shareholder who is an employee of the Corporation, upon the cessation of such person's employment relationship with the Corporation for any reason.
         (f)  "Person" includes any individual,
corporation, partnership, joint venture, trust, estate or any other legal entity.

         (g) "Redemption Policy" means any written policy adopted by the Board of Directors of the Corporation pursuant to Section 3.4 of the Articles of Incorporation setting forth terms, conditions or provisions under which the Corporation will (during the term of such policy) repurchase, redeem or otherwise acquire shares of the Corporation's stock from shareholders of the Corporation.

         (h) "Repurchase Request Date" with respect to a share of stock means the date of actual receipt by the Secretary of the Corporation of a written request for repurchase of such share which complies with Section
1.04 of this Policy.

         (i) "Repurchase Target Date" with respect to a share of stock means the date upon which the Corporation is to become obligated to repurchase such share of stock in accordance with Section 1.02 of this Policy. If such date is not a day on which business is generally conducted in the Corporation's main offices, then the "Repurchase Target Date" shall be the next subsequent business day.






                                                            Exhibit E

   POLICY REGARDING ISSUANCE AND SALES OF ROUNDY'S, INC. STOCK

(As Adopted by the Board of Directors on December 7, 1993)

     Roundy's, Inc. will make shares of its Class B Common Stock
("Stock") available for purchase from time to time on the following terms and conditions:

     (1) Persons to Whom Shares Will Be Issued. Shares
of the Company's Stock will be made available for
purchase by:

     - the Company's existing shareholders who are active retailers doing business with the Roundy's
          Cooperative ("Retailers");

     -    new Retailers; and

     - employees of Roundy's, Inc. ("Employees"), upon the recommendation of the Chief Executive Officer and the approval of the Board of Directors or the Compensation Committee of the Board.

     Stock will not be made available to "inactive" retailers, even if they have not yet tendered their stock for repurchase pursuant to the inactive shareholder repurchase policy.

     (2) Times at Which Stock Will Be Made Available for Purchase. Stock will be made available for purchase by eligible purchasers during three (3) "window" periods each year after the first, second and third fiscal quarters of the Company consisting of the last two weeks of May, August and November, respectively. These "window" periods are subject to closure or modification by management or the Board of Directors if, in the best judgment of management or the Board, it would be inappropriate for the Company to be engaged in the purchase or sale of its shares at such time. Eligible purchasers wishing to purchase shares during any such "window" period must deliver to the Company, within such "window" period, a signed subscription agreement, in the form specified by the Company, along with full payment of the subscription price of the shares.

     (3) Price at Which Shares Will Be Issued. When issued pursuant to this policy, shares will be issued at a price equal to their book value as of the preceding fiscal year end.

     (4) Number of Shares Which Any Purchaser Shall Be
Eligible to Purchase. The terms set out in this Paragraph 4 are subject at all times to the restrictions and limitations with respect to timing of purchases as set out in Section (2) above.

         (i) Retailers. The number of shares a Retailer will be eligible to purchase will depend in part on the number of shares already held by such Retailer relative to the number of shares which such Retailer would be expected to hold under Roundy's "Buying Deposit" policy. Roundy's encourages each of its Retailers to purchase and hold shares of the Company's Stock having a total
"book value" equal to not less than twice the average amount of such Retailer's weekly purchases from Roundy's. This amount is referred to as the Retailer's "Buying Deposit." These shares are pledged to Roundy's to secure the Retailer's accounts receivable due
Roundy's, as well as any other indebtedness of the Retailer to Roundy's. The excess (if any) of a Retailer's Buying Deposit over the number of shares of Stock which such Retailer holds at any time is referred to herein as such Retailer's "Buying Deposit Deficit."
For purposes of this policy, each Retailer's Buying Deposit Deficit will be predetermined as of the first day of each of the Company's fiscal years, based on purchases by such Retailer during the immediately preceding fiscal year.

          (A)  Current Active Retailers Which Have a
               Buying Deposit Deficit.  Existing active
               Retailers which have a Buying Deposit Deficit (other than an "Incremental Buying Deposit Deficit" or an "Initial Buying Deposit Deficit" as defined in Paragraphs (B) and (C) below) referred to herein in as a "Regular Buying Deposit Deficit") will be entitled to purchase, in each "window" period described in Section (2) above, shares equal to five percent (5%) of their Regular Buying Deposit Deficit.

          (B) Current Active Retailers Which Create Or Increase Their Buying Deposit Deficit Through Expansion Or Addition Of New Store Facilities. In the case of a Retailer which expands its store facilities or adds new facilities, and thereby creates a Buying Deposit Deficit or increases its Buying Deposit Deficit over its Regular Buying Deposit Deficit (referred to herein as an "Incremental Buying Deposit Deficit"), such Retailer will be entitled to purchase (in addition to shares which may be purchased under the preceding Paragraph (A) shares up to but not greater than fifty percent (50%) of its Incremental Buying Deposit Deficit, but only if such shares are purchased in the first "window" period, as described in Section (2) above, following the date on which the new or expanded store facility first opens, or in the immediately following "window" period (unless the Company does not authorize the sale of its shares during either of such "window" periods, in which event such shares must be purchased at the earliest time thereafter at which the Company authorizes sales of its shares). The remainder of such Retailer's Incremental Buying Deposit Deficit will become part of its Regular Buying Deposit Deficit, and will be subject to the provisions of Paragraph (A) above.

               Notwithstanding the foregoing, a Retailer to which Roundy's or any of its subsidiaries has loaned funds (other than extensions of trade credit in the ordinary course of business) or with respect to which Roundy's or any of its subsidiaries has guaranteed indebtedness (other than a guaranty or other contingent liability for rentals due under leases of store facilities or the equipment therein) will not be eligible to purchase shares up to fifty percent of the Incremental Buying Deposit Deficit as described above. In that event, all of such Retailer's Incremental Buying Deposit Deficit will become part of its Regular Buying Deposit Deficit, and will be subject to the provisions of Paragraph (A) above.


          (C)  New Retailers. New Retailers (those who
               do not, as of January 1, 1994, do business with the Roundy's Cooperative, either directly or through an affiliated entity) will be eligible to purchase, in each "window" period described in Section (2) above, shares equal to 10% of their Buying Deposit at the level at which it is initially established ("Initial Buying Deposit"). If such Retailer's Buying Deposit Deficit increases in any subsequent fiscal year to a level greater than its Initial Buying Deposit Deficit, such increase will constitute a Regular Buying Deposit Deficit, and will be subject to the provisions of Paragraph (A), above.

          (D)  Retailers With No Buying Deposit Deficit.
               A Retailer which has no Regular Buying Deposit
               Deficit and no Incremental Buying Deposit Deficit, and which is not a new Retailer eligible to purchase shares equal to its Initial Buying Deposit under the preceding Paragraph (C), will be eligible to purchase in each year shares having a total book value equal to five percent (5%) of its Buying Deposit (as such Buying Deposit is determined as of the first day of each fiscal year); provided that such shares must be purchased in the first "window" period of each fiscal year (unless the Company does not authorize the sale of its shares during such "window" period, under Section (2) above, in which event such shares must be purchased at the earliest time thereafter at which the Company authorizes sales of its shares).

               Notwithstanding the foregoing, a Retailer to which Roundy's or any of its subsidiaries has loaned funds (other than extensions of trade credit in the ordinary course of business) or with respect to which Roundy's or any of its subsidiaries has guaranteed indebtedness (other than a guaranty or other contingent liability for rentals due under leases of store facilities or the equipment therein) will not be eligible to purchase shares if it has no Regular Buying Deposit Deficit, Incremental Buying Deposit Deficit, or Initial Buying Deposit Deficit.

          (E) Closed Window Periods. Except as expressly provided otherwise in Paragraphs (B) and (D) above, shares which any Retailer would have been entitled to purchase pursuant to this subsection (4)(I) in any "window" period, but for the fact that such "window" period was closed pursuant to Section (2) above, shall not increase the number of shares which such Retailer shall be entitled to purchase in any subsequent "window" period or at any other time.

     (ii) Inactive Retailer-Shareholders. Inactive Retailers will not be permitted to acquire any additional shares.

     (iii) Employees. An Employee may purchase shares in such amount as may be authorized by the Board of Directors or the Compensation Committee of the Board, upon the recommendation of the Chief Executive Officer; provided, that any employee desiring to purchase shares shall advise the Company of his or her desire to do so prior to the end of the first fiscal quarter of any year, and, if approval for the purchase of such shares is granted, such shares shall be purchased in three approximately equal installments in each of the three "window" periods occurring during such year.

          (5) Discretion Of The Board To Deviate From Or Modify The Policy. The Board of Directors of the Company at all times retains the discretion to alter, suspend, or deviate from the above policy, in its discretion, to the extent that it determines such action to be appropriate. However, it is not anticipated that any such deviations from, modifications to, or suspensions of this policy will be made except in the case of significant transactions or events outside the ordinary course of the Company's business.

          (6) Effective Date. These policies will be effective commencing January 1, 1994, except that Section (2) hereof, as revised, will be effective as of January 1, 1995.



                        PART II




      INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.


                                                  Estimated
     Item                                          Amount

     Registration fees........................... $ 9,770.95
     Legal fees..................................  25,000.00*
     Accounting fees.............................   3,500.00*
     Printing (Internal Photocopying)............     500.00*
                                                  -----------
     TOTAL....................................... $38,770.95
     *Estimated


Item 15.  Indemnification of Directors and Officers.

     Article VIII of Roundy's By-Laws provides for indemnification by Roundy's of its Directors and Officers against liabilities incurred in their capacities as such.
The following summary is subject to the specific provisions of said Article VIII and the capitalized terms used therein are specifically defined in said Article
VIII:

          Generally, Article VIII of Roundy's By-Laws requires Roundy's to indemnify a Director or Officer for all Liability and Expenses arising out of any claim made against such person or in a Proceeding in which such person was a Party, unless such Liability results from the person's Breach of Duty (which generally includes a willful failure to deal fairly with Roundy's or its stockholders while subject to a conflict of interest; a transaction from which the Director or Officer derived improper personal profit; a knowing violation of criminal law; willful misconduct; or intentional or reckless statements or omissions regarding matters under Board consideration). Indemnification includes the reimbursement or advancement or expenses. Article
     VIII sets forth specific procedures for requesting indemnification and for determining whether indemnification is proper. Article VIII provides that it is not the exclusive source for rights of an Officer or Director to indemnification.

Management believes that Roundy's policy with respect to indemnification as expressed in Article VIII of the By-
Laws is consistent with application provisions of the Wisconsin Business Corporation Law respecting indemnification of Directors and Officers.

Item 16.  Exhibits.

     The following exhibits are filed as part of the Registration Statement or, where so indicated, have previously been filed with the Commission by Registrant and are incorporated herein by reference.

3.1 Articles of Incorporation of the Registrant, as amended, incorporated herein by reference to Exhibit
     4.1 of Registrant's Registration Statement on Form S-
     2 (File No. 2-94485), dated December 5, 1984.

3.2 By-Laws of the Company, as amended December 9, 1986, incorporated herein by reference to Exhibit 3.2 of Registrant's Annual Report on Form 10-K for fiscal year ended January 3, 1987, filed with the Commission on April 3, 1987, Commission File No. 2-
     66296.

3.3 1988-1 By-Law Amendments, incorporated herein by reference to Exhibit 3.3 of Registrant's Annual
     Report on Form 10-K for the fiscal year ended January 2, 1988, filed with the Commission on April 1, 1988,
     Commission File No. 2-66296.

3.4 Amendment of By-Law Section 5.01, incorporated herein by reference to Exhibit 3.4 of Registrant's
     Annual Report on Form 10-K for the fiscal year ended
     December 30, 1989, filed with the Commission on March 30, 1990, Commission File No. 2-66296.

3.5 Amendment of By-Law Sections 7.10, 7.11 and 7.12, incorporated herein by reference to Exhibit 3.5 of Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 1990, filed with the Commission on March 28, 1991, Commission File No.
     2-66296.

3.6  Amendment to By-Laws Relating to Number of Directors,
     Adopted April 12, 1995.
     FILED HEREWITH.

4.1  Modification Letter dated March 1, 1989 to Note
     Purchase Agreement dated September 1, 1987 between
     Roundy's, Inc. and Teachers Insurance and Annuity
     Association of America, incorporated herein by reference to Exhibit 4.1 of Registrant's Annual
     Report on Form 10-K for the fiscal year ended December 31, 1988, filed with the Commission on March 31, 1989,
     Commission File No. 2-66296.

4.2  Modification Letter dated March 20, 1990 to
     Modification Letter dated March 1, 1989 and to Note
     Purchase Agreement dated March 1, 1989 between
     Roundy's, Inc. and Teachers Insurance and Annuity
     Association of America, incorporated herein by reference to Exhibit 4.3 of Registrant's Annual
     Report on Form 10-K for the fiscal year ended December 30, 1989, filed with the Commission on March 30, 1990,
     Commission File No. 2-66296.

4.3  Credit Agreement dated March 6, 1989, between
     Roundy's, Inc. and The Chase Manhattan Bank, N.A.
     (as agent), incorporated herein by reference to
     Exhibit 4.3 of Registrant's Annual Report on Form 10-
     K for the fiscal year ended December 31, 1988, filed with the Commission on March 31, 1989, Commission
     File No. 266296.

4.4  Amendment No. 1 dated April 13, 1990 to the Credit
     Agreement dated March 6, 1989, between Roundy's,
     Inc. and The Chase Manhattan Bank, N.A. (as agent), incorporated herein by reference to Exhibit 4.5 of Registrant's Registration Statement on Form S-2
     (File No. 2-66296), dated April 27, 1990.

4.5  Policy Relating to Redemption of Stock by Inactive
     Customer Shareholders and Former Employees.
     FILED HEREWITH (included as Exhibit D to the
     Prospectus which forms a part of this Registration
     Statement).

4.6  Amendment No. 2 dated October 9, 1991 (effective
     October 24, 1991) to the Credit Agreement dated
     March 6, 1989, between Roundy's, Inc. and The Chase
     Manhattan Bank, N.A. (as agent), incorporated herein by reference to Exhibit 4.7 of Registrant's Annual
     Report on Form 10K for the fiscal year ended December
     28, 1991, filed with the Commission on March 26, 1992,
     Commission File No. 2-66296.

4.7  Amendment No. 3 dated December 9, 1991 (effective
     December 30, 1991) to the Credit Agreement dated
     March 6, 1989, between Roundy's, Inc. and The Chase
     Manhattan Bank, N.A. (as agent), incorporated herein by reference to Exhibit 4.8 of Registrant's Annual
     Report on Form 10K for the fiscal year ended
     December 28, 1991, filed with the Commission on March 26, 1992, Commission File No. 2-66296.

4.8  Note Agreement dated December 15, 1991 (effective
     December 30, 1991), between Roundy's, Inc. and
     Massachusetts Mutual Life Insurance Company and
     United of Omaha Life Insurance Company, incorporated herein by reference to Exhibit 4.9 of Registrant's
     Annual Report on Form 10-K for the fiscal year ended
     December 28, 1991, filed with the Commission on March 26, 1992, Commission File No. 2-66296.

4.9  Amendment No. 4 dated December 14, 1992 (effective
     December 15, 1992) to the Credit Agreement dated
     March 6, 1989, between Roundy's, Inc. and The Chase
     Manhattan Bank, N.A. (as agent), incorporated herein by reference to Exhibit 4.10 of Registrant's Annual
     Report on Form 10-K for the fiscal year ended
     January 2, 1993, filed with the Commission on March
     30, 1993, Commission File No. 2-66296.

4.10 Note Agreement dated December 15, 1992 between
     Roundy's, Inc. and Connecticut Mutual Life Insurance
     Company, The Ohio National Life Insurance Company,
     Provident Mutual Life Insurance Company of
     Philadelphia, Providentmutual Life and Annuity
     Company of America, Guarantee Mutual Life Company,
     Woodmen Accident and Life Company and United of
     Omaha Life Insurance Company, incorporated herein by reference to Exhibit 4.11 of Registrant's Annual
     Report on Form 10K for the fiscal year ended January
     2, 1993, filed with the Commission on March 30, 1993,
     Commission File No. 2-66296.

4.11 Policies relating to Roundy's Issuance and Sales and
     Redemptions/ Repurchases of its Stock.
     FILED HEREWITH (included as Exhibit E to the
     Prospectus which forms a part of this Registration
     Statement).

4.12 Amendment No. 5 dated December 15, 1993 (effective
     December 13, 1993) to the Credit Agreement dated
     March 6, 1989, between Roundy's,  Inc. and The Chase
     Manhattan Bank, N.A. (as agent), incorporated herein by reference to Exhibit 4.13 of Registrant's Annual
     Report on Form 10-K for the fiscal year ended
     January 1, 1994, filed with the Commission on March
     31, 1994, Commission File No. 2-66296.

4.13 Note Agreement dated December 22, 1993 (effective
     December 22, 1993), between Roundy's, Inc. and The
     Variable Annuity Life Insurance Company, The Life
     Insurance Company of Virginia, Phoenix Home Life
     Mutual Insurance Company, Phoenix American Life
     Insurance Company, Washington National Insurance
     Company, and TMG Life Insurance Company, incorporated herein by reference to Exhibit 4.14 of Registrant's Annual Report on Form 10-K for the fiscal year ended January 1, 1994, filed with the Commission on March 31, 1994, Commission File No. 2-
     66296.

4.14 Form of Subscription Agreement
     FILED HEREWITH (included as Exhibit A to the
     Prospectus which forms a part of this Registration
     Statement).

4.15 Form of Buying Deposit Agreement
     FILED HEREWITH (included as Exhibit B to the
     Prospectus which forms a part of this Registration
     Statement).

4.16 Article V of Registrant's By-Laws "Fiscal Year
     Accounting and Patronage Rebates," as amended on December 12, 1989.
     FILED HEREWITH (included as Exhibit C to the
     Prospectus which forms a part of this Registration
     Statement).

5.1 Opinion of Whyte Hirschboeck Dudek S.C. as to legality of issuance of securities.
     FILED HEREWITH.

9    Amended and Restated Voting Trust Agreement dated
     September 16, 1983, incorporated herein by reference to Exhibit 9 of Registrant's Annual Report on Form
     10K for the year ended December 31, 1983, filed with the Commission on March 30, 1984, Commission File
     No. 2 66296.

9(a) Amendments No. 1 and 2, dated April 8, 1986 to
     Amended and Restated Voting Trust Agreement, incorporated herein by reference to Exhibit 9(a) of Registrant's Registration Statement on Form S-2
     (File No. 2-66296), dated April 29, 1986.

9(b) Amendment No. 1987-1 to Amended and Restated Voting
     Trust Agreement, incorporated herein by reference to
     Exhibit 9(b) of Registrant's Registration Statement on Form S-2 (File No. 2-66296), dated April 29,
     1987.

9(c) Amendment 1995-1 to the Roundy's, Inc. Voting Trust
     Agreement.
     FILED HEREWITH.

10.1 Employment Agreement dated July 1, 1992 between the Registrant and John R. Dickson, incorporated herein by reference to Exhibit 10.1 of Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 1993, filed with the Commission on March 30, 1993, Commission File No. 2-66296.

10.2 Roundy's, Inc. Supplemental Pension Plan Agreement, effective July 1, 1987 between the Registrant and John R. Dickson, incorporated herein by reference to
     Exhibit 10.3 of Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 1993, filed with the Commission on March 30, 1993, Commission File No. 266296.

10.3 Deferred Compensation Agreement plan between the
     Registrant and certain executive officers including
     Messrs. Dickson, Ranus, Lestina and Sullivan, incorporated herein by reference to Exhibit 10.4 of Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 1989 filed with the Commission on March 30, 1990, Commission File No. 2-
     66296.

10.4 Directors and Officers Liability and Corporation
     Reimbursement Policy issued by American Casualty
     Company of Reading, Pennsylvania (CNA Insurance
     Companies) as of June 13, 1986, incorporated herein by reference to Exhibit 10.3 of Registrant's Annual
     Report on Form 10-K for the fiscal year ended January 3, 1987, filed with the Commission on April 3, 1987,
     Commission File No. 2-66296.

10.4(a)Declarations page for renewal of Directors and
     Officers Liability  and Corporation Reimbursement Policy,
     incorporated herein by   reference to Exhibit 10.4(a) of
     Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, filed with the Commission on March 31, 1995, Commission File No. 2-
     66296. 10.5 1991 Stock Incentive Plan, revised February
     9, 1993, incorporated herein by reference to Exhibit 10.6 of Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 1993, filed with the Commission on March 30, 1993, Commission File No.
     266296.

23.1 Consent of Deloitte & Touche LLP.
     FILED HEREWITH.

23.2 Consent of Whyte Hirschboeck Dudek S.C.
     FILED HEREWITH (included as part of Exhibit 5.1).

24.1 Powers of Attorney of Certain Officers and
     Directors of Registrant
     FILED HEREWITH (included as part of Signature Page).

27.1 Financial Data Schedule
     FILED HEREWITH.



Item 17.  Undertakings.

(a)  Rule 415 Offering.  The undersigned registrant hereby undertakes

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i)  To include any prospectus required by
               section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  Filings Incorporating Subsequent Exchange Act
     Documents by Reference. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended
     (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section
     15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Incorporated Annual and Quarterly Reports. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
     Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(h) Request for Acceleration of Effective Date or Filing of Registration Statement on Form S-8. The undersigned registrant hereby undertakes that, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment for the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.





                       SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the town of Pewaukee, State of Wisconsin, on April 28, 1995.

                              ROUNDY'S, INC.

                              By ROBERT D. RANUS
                                 ------------------------
                                 Robert D. Ranus
                                 Vice President and Chief
                                 Financial Officer


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints
Robert D. Ranus, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including posteffective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Amendment No. 1 to Registration
Statement has been signed this 28th day of April, 1995 by the following persons in the capacities indicated:


    Signature                             Title
    ---------                             -----

GERALD F. LESTINA                 Director, President and
- -----------------                 Chief Executive Officer
Gerald F. Lestina





ROBERT D. RANUS                   Director, Vice President and
- ---------------                   Chief Financial Officer and
Robert D. Ranus                   Principal Accounting Officer












    Signature                           Title
    ---------                           -----



GERALD F. LESTINA                       Director
- -------------------
Gerald F. Lestina



ROBERT D. RANUS                         Director
- -------------------
Robert D. Ranus



ROBERT D. RANUS ATTORNEY-IN-FACT        Director
- --------------------------------
Charles R. Bonson



ROBERT D. RANUS ATTORNEY-IN-FACT        Director
- --------------------------------
Gary N. Gundlach



LLOYD E. COPPERSMITH                    Director
- --------------------
Lloyd E. Coppersmith



ROBERT D. RANUS ATTORNEY-IN-FACT        Director
- --------------------------------
George C. Kaiser



ROBERT D. RANUS ATTORNEY-IN-FACT        Director
- --------------------------------
Brenton H. Rupple




ROBERT D. RANUS ATTORNEY-IN-FACT        Director
- --------------------------------
Robert E. Bartels







                     ROUNDY'S, INC.

                        FORM S-2
                 REGISTRATION STATEMENT
            UNDER THE SECURITIES ACT OF 1933

                    INDEX TO EXHIBITS

Exhibit       Description and Incorporation by Reference
- -------       ------------------------------------------

3.1 Articles of Incorporation of the Registrant, as amended, incorporated herein by reference to
     Exhibit 4.1 of Registrant's Registration Statement on Form S2 (File No. 2-94485), dated December 5,
     1984.

3.2  By-Laws of the Company, as amended December 9,
     1986, incorporated herein by reference to Exhibit
     3.2 of Registrant's Annual Report on Form 10-K for fiscal year ended January 3, 1987, filed with the Commission on April 3, 1987, Commission File No. 2-66296.

3.3 1988-1 By-Law Amendments, incorporated herein by reference to Exhibit 3.3 of Registrant's Annual
     Report on Form 10-K for the fiscal year ended
     January 2, 1988, filed with the Commission on April
     1, 1988, Commission File No. 2-66296.

3.4 Amendment of By-Law Section 5.01, incorporated herein by reference to Exhibit 3.4 of Registrant's
     Annual Report on Form 10-K for the fiscal year ended
     December 30, 1989, filed with the Commission on March 30, 1990, Commission File No. 2-66296.

3.5 Amendment of By-Law Sections 7.10, 7.11 and 7.12, incorporated herein by reference to Exhibit 3.5 of Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 1990, filed with the Commission on March 28, 1991, Commission File No. 2
     66296.

3.6  Amendment to By-Laws Relating to Number of Directors,
     Adopted April 12, 1995.
     FILED HEREWITH.

4.1  Modification Letter dated March 1, 1989 to Note
     Purchase Agreement dated September 1, 1987 between
     Roundy's, Inc. and Teachers Insurance and Annuity
     Association of America, incorporated herein by reference to Exhibit 4.1 of Registrant's Annual
     Report on Form 10-K for the fiscal year ended
     December 31, 1988, filed with the Commission on March 31, 1989, Commission File No. 2-66296.

4.2  Modification Letter dated March 20, 1990 to
     Modification Letter dated March 1, 1989 and to Note
     Purchase Agreement dated March 1, 1989 between
     Roundy's, Inc. and Teachers Insurance and Annuity
     Association of America, incorporated herein by reference to Exhibit 4.3 of Registrant's Annual
     Report on Form 10-K for the fiscal year ended
     December 30, 1989, filed with the Commission on March 30, 1990, Commission File No. 2-66296.

4.3  Credit Agreement dated March 6, 1989, between
     Roundy's, Inc. and The Chase Manhattan Bank, N.A.
     (as agent), incorporated herein by reference to
     Exhibit 4.3 of Registrant's Annual Report on Form 10-
     K for the fiscal year ended December 31, 1988, filed with the Commission on March 31, 1989, Commission
     File No. 266296.

4.4  Amendment No. 1 dated April 13, 1990 to the Credit
     Agreement dated March 6, 1989, between Roundy's,
     Inc. and The Chase Manhattan Bank, N.A. (as agent), incorporated herein by reference to Exhibit 4.5 of Registrant's Registration Statement on Form S-2
     (File No. 2-66296), dated April 27, 1990.

4.5  Policy Relating to Redemption of Stock by Inactive
     Customer Shareholders and Former Employees.
     FILED HEREWITH (included as Exhibit D to the
     Prospectus which forms a part of this Registration
     Statement).

4.6  Amendment No. 2 dated October 9, 1991 (effective
     October 24, 1991) to the Credit Agreement dated
     March 6, 1989, between Roundy's, Inc. and The Chase
     Manhattan Bank, N.A. (as agent), incorporated herein by reference to Exhibit 4.7 of Registrant's Annual
     Report on Form 10K for the fiscal year ended
     December 28, 1991, filed with the Commission on March 26, 1992, Commission File No. 2- 66296.

4.7  Amendment No. 3 dated December 9, 1991 (effective
     December 30, 1991) to the Credit Agreement dated
     March 6, 1989, between Roundy's, Inc. and The Chase
     Manhattan Bank, N.A. (as agent), incorporated herein by reference to Exhibit 4.8 of Registrant's Annual
     Report on Form 10K for the fiscal year ended
     December 28, 1991, filed with the Commission on March 26, 1992, Commission File No. 2-66296.

4.8  Note Agreement dated December 15, 1991 (effective
     December 30, 1991), between Roundy's, Inc. and
     Massachusetts Mutual Life Insurance Company and
     United of Omaha Life Insurance Company, incorporated herein by reference to Exhibit 4.9 of Registrant's
     Annual Report on Form 10-K for the fiscal year ended
     December 28, 1991, filed with the Commission on March 26, 1992, Commission File No. 2-66296.

4.9  Amendment No. 4 dated December 14, 1992 (effective
     December 15, 1992) to the Credit Agreement dated
     March 6, 1989, between Roundy's, Inc. and The Chase
     Manhattan Bank, N.A. (as agent), incorporated herein by reference to Exhibit 4.10 of Registrant's Annual
     Report on Form 10-K for the fiscal year ended
     January 2, 1993, filed with the Commission on March
     30, 1993, Commission File No. 2-66296.

4.10 Note Agreement dated December 15, 1992 between
     Roundy's, Inc. and Connecticut Mutual Life Insurance
     Company, The Ohio National Life Insurance Company,
     Provident Mutual Life Insurance Company of
     Philadelphia, Providentmutual Life and Annuity
     Company of America, Guarantee Mutual Life Company,
     Woodmen Accident and Life Company and United of
     Omaha Life Insurance Company, incorporated herein by reference to Exhibit 4.11 of Registrant's Annual
     Report on Form 10K for the fiscal year ended January
     2, 1993, filed with the Commission on March 30,
     1993, Commission File No. 266296.

4.11 Policies relating to Roundy's Issuance and Sales and
     Redemptions/ Repurchases of its Stock.
     FILED HEREWITH (included as Exhibit E to the
     Prospectus which forms a part of this Registration
     Statement).

4.12 Amendment No. 5 dated December 15, 1993 (effective
     December 13, 1993) to the Credit Agreement dated
     March 6, 1989, between Roundy's,  Inc. and The Chase
     Manhattan Bank, N.A. (as agent), incorporated herein by reference to Exhibit 4.13 of Registrant's Annual
     Report on Form 10-K for the fiscal year ended
     January 1, 1994, filed with the Commission on March
     31, 1994, Commission File No. 2-66296.

4.13 Note Agreement dated December 22, 1993 (effective
     December 22, 1993), between Roundy's, Inc. and The
     Variable Annuity Life Insurance Company, The Life
     Insurance Company of Virginia, Phoenix Home Life
     Mutual Insurance Company, Phoenix American Life
     Insurance Company, Washington National Insurance
     Company, and TMG Life Insurance Company, incorporated herein by reference to Exhibit 4.14 of Registrant's Annual Report on Form 10-K for the fiscal year ended January 1, 1994, filed with the Commission on March 31, 1994, Commission File No. 2-
     66296.

4.14 Form of Subscription Agreement
     FILED HEREWITH (included as Exhibit A to the
     Prospectus which forms a part of this Registration
     Statement).

4.15 Form of Buying Deposit Agreement
     FILED HEREWITH (included as Exhibit B to the
     Prospectus which forms a part of this Registration
     Statement).

4.16 Article V of Registrant's By-Laws "Fiscal Year
     Accounting and Patronage Rebates," as amended on December 12, 1989.
     FILED HEREWITH (included as Exhibit C to the
     Prospectus which forms a part of this Registration
     Statement).

5.1 Opinion of Whyte Hirschboeck Dudek S.C. as to legality of issuance of securities.
     FILED HEREWITH.

9    Amended and Restated Voting Trust Agreement dated
     September 16, 1983, incorporated herein by reference to Exhibit 9 of Registrant's Annual Report on Form
     10K for the year ended December 31, 1983, filed with the Commission on March 30, 1984, Commission File
     No. 2 66296.

9(a) Amendments No. 1 and 2, dated April 8, 1986 to
     Amended and Restated Voting Trust Agreement, incorporated herein by reference to Exhibit 9(a) of Registrant's Registration Statement on Form S-2
     (File No. 2-66296), dated April 29, 1986.

9(b) Amendment No. 1987-1 to Amended and Restated Voting
     Trust Agreement, incorporated herein by reference to
     Exhibit 9(b) of Registrant's Registration Statement on Form S-2 (File No. 2-66296), dated April 29,
     1987.

9(c) Amendment 1995-1 to the Roundy's, Inc. Voting Trust
     Agreement.
     FILED HEREWITH.

10.1 Employment Agreement dated July 1, 1992 between the
     Registrant and John R. Dickson, incorporated herein by reference to Exhibit 10.1 of Registrant's Annual
     Report on Form 10-K for the fiscal year ended
     January 2, 1993, filed with the Commission on March
     30, 1993, Commission File No. 2-66296.

10.2 Roundy's, Inc. Supplemental Pension Plan Agreement, effective July 1, 1987 between the Registrant and John R. Dickson, incorporated herein by reference to
     Exhibit 10.3 of Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 1993, filed with the Commission on March 30, 1993, Commission File No. 266296.

10.3 Deferred Compensation Agreement plan between the
     Registrant and certain executive officers including
     Messrs. Dickson, Ranus, Lestina and Sullivan, incorporated herein by reference to Exhibit 10.4 of Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 1989 filed with the Commission on March 30, 1990, Commission File No. 2
     66296.

10.4 Directors and Officers Liability and Corporation
     Reimbursement Policy issued by American Casualty
     Company of Reading, Pennsylvania (CNA Insurance
     Companies) as of June 13, 1986, incorporated herein by reference to Exhibit 10.3 of Registrant's Annual
     Report on Form 10-K for the fiscal year ended
     January 3, 1987, filed with the Commission on April
     3, 1987, Commission File No. 2-66296.

10.4(a)Declarations page for renewal of Directors and
     Officers Liability  and Corporation Reimbursement
     Policy, incorporated herein by   reference to Exhibit
     10.4(a) of Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, filed with the Commission on March 31, 1995, Commission File No. 2-66296.

10.5 1991 Stock Incentive Plan, revised February 9,
     1993, incorporated herein by reference to Exhibit
     10.6 of Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 1993, filed with the Commission on March 30, 1993, Commission File
     No. 266296.

23.1 Consent of Deloitte & Touche LLP.
     FILED HEREWITH.

23.2 Consent of Whyte Hirschboeck Dudek S.C.
    FILED HEREWITH (included as part of Exhibit 5.1).

24.1 Powers of Attorney of Certain Officers and Directors of Registrant FILED HEREWITH (included as part of Signature Page).

27.1 Financial Data Schedule
     FILED HEREWITH.